



INTEVAC

ANNUAL REPORT








We are the world's leading provider of disk sputtering equipment to manufacturers of magnetic media used in hard disk drives and a developer and provider of leading technology for extreme low light imaging sensors, cameras and systems. We operate two businesses: equipment and imaging.

Our Equipment business designs, manufactures, markets and services complex capital equipment which deposits, or sputters, highly engineered thin-films onto magnetic disks used in hard disk drives. We believe our systems represent approximately 60% of the installed capacity of disk sputtering systems worldwide. Our customers include the world's leading manufacturers of magnetic disks for hard disk drives, such as Hitachi Global Storage Technologies, Komag, Maxtor and Seagate Technology. We believe the rapid growth of digital data, the transition from videocassette recorders to digital video recorders and the growth of new consumer applications, such as personal video recorders, video game consoles and MP3 players, along with new technology advances in the industry, provide us with a significant growth opportunity.

Our Imaging business develops and manufactures electro-optical sensors, cameras, and systems that permit highly sensitive detection of photons in the visible and near infrared portions of the spectrum, allowing vision in extreme low light situations. We currently develop night-vision technology and equipment for military and commercial applications. To date, our revenues have been derived primarily from research and development contracts funded by the U.S. government. Applications for our imaging technology include sensors and cameras for use in extreme low light situations and systems for positive identification of targets at long range. More recently, we began developing products for use in the commercial sector, specifically the security, life science and physical science markets.

FORWARD LOOKING STATEMENTS

This annual shareholder letter comments upon future events and expectations and makes projections about our future performance, including statements related to projected market size, market share, product plans, 200 Lean gross margins, sensor and camera costs, future orders, technology trends, capabilities and features of our products, projected demand for our products, outlook for business. We wish to caution you that these are forward looking statements that are based upon our current expectations, and that actual results could differ materially as a result of various risks and uncertainties, including, without limitation, the following: inability to develop and deliver new products as planned, such as cameras for military and commercial markets; inability to accurately forecast and develop new markets for our products; inability to achieve significant growth in 2005 equipment revenues, inability to reduce costs on our products as planned, the timing of the introduction of perpendicular technology, and the rate of growth in the market for hard disk drives, each of which could have a material impact on our business, our financial results and our stock price. These risks and other factors are detailed in our regular filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 10-K, which should be read together with this letter. Intevac undertakes no obligation to update these forward forward-looking statements.

LETTER TO OUR SHAREHOLDERS

RESULTS

REVENUE ($ Millions)



70
50
60
40
30
20
10
0
02 03 04

NET INCOME/LOSS ($ Millions)



9
6
3
0
-3
-6
-9
-12
02 03 04

NET WORTH ($ Millions)



70
50
60
40
30
20
10
0
02 03 04

CASH & SHORT TERM INVESTMENTS ($ Millions)



50
40
30
20
10
0
02 03 04

2004 was an exciting year for Intevac with annual revenue growing 92% to $70 million. Revenue growth was driven by the initial production deployment of our next-generation magnetic media sputtering system, the Intevac® 200 Lean. We believe the total market opportunity for systems like the 200 Lean is in excess of one billion dollars over the next three to five years as the hard drive industry adds capacity to meet market growth and retools the installed base to support transition to next generation magnetic media technology.

The major achievement of the year in our Imaging business was the selection of our extreme low-light camera for the first large-scale deployment of a military head-mounted night-vision video system. We expect deployment of these systems to the armed forces of a NATO country to begin in 2006.

Net loss was $4.3 million, significantly lower than the $12.2 million in 2003 as a result of improved financial performance in our Equipment business and an increase in net interest income. The increase in interest income related to conversion of our convertible notes to equity in late 2003 and cash received from our secondary offering early in 2004. Our gross margin of 23% was depressed due to high initial costs associated with production and installation of the first batch of 200 Lean systems. We spent the latter half of 2004 refining our 200 Lean production methods and completing a number of product cost reduction programs. We are now ready to quickly respond to market demand and expect to achieve significantly higher gross margins on 2005 shipments of our 200 Lean.

We raised $42 million in cash in a secondary offering early in 2004 and exited the year with a solid balance sheet including $50 million of cash and investments, no debt and no intangibles.

EQUIPMENT

The major achievement of our Equipment group was the rapid introduction and ramp of the Intevac® 200 Lean, our next-generation magnetic media sputtering system. After delivering the first 200 Lean to our customer's R & D facility in December 2003, we completed delivery of nine production systems during the second quarter of 2004. Our customer rapidly ramped these systems into high volume production during the third quarter of 2005. We also started qualification of the 200 Lean at a second large customer during the second quarter of 2004, which we hope will lead to further production system orders in 2005.

The 200 Lean provides significantly enhanced capabilities relative to our installed base of approximately 105 MDP-250 systems. The 200 Lean provides higher throughput from a smaller footprint in a flexible modular system, which enables more magnetic disks to be manufactured per square foot of factory space. With the 12 200 Leans delivered as of the end of 2004, we believe that Intevac systems now represent approximately 60% of the installed capacity of magnetic disk sputtering systems worldwide.


PRODUCTS

IMAGING

Late in 2004 we began shipping our Night Vista® cameras to multiple customers. The NightVista is a day/night video camera using our unique extreme low-light CMOS based sensor. It offers VGA resolution, is extremely compact with a camera body the size of a two-inch cube and is easily integrated with other technologies. We plan to introduce higher performance versions of the NightVista during 2005.

We also introduced our Model 400 LIVAR® camera in 2004. The Model 400 is a standalone LIVAR camera that we sell to developers of long-range imaging systems. The Model 400 benefited from extensive cost reduction and is priced at approximately one-third the price of the camera it replaced, the Model 120. This enables LIVAR deployment into larger, more cost sensitive programs. As our customers complete their product development programs, we expect them to become volume purchasers of LIVAR cameras.

EQUIPMENT

Demand for hard disk drives is robust and projected to increase 13% per year to 429 million units in 2007, according to TrendFocus. This growth is mainly driven by the introduction of consumer products using hard drives, such as digital video recorders and music players. Mobile consumer applications are also leading to the emergence of small form factor drives utilizing disks that are an inch or less in diameter. These trends all create demand for more disks and more manufacturing systems, such as our 200 Lean.

A technology transition is also looming that will further drive demand for magnetic disk manufacturing systems. Currently, hard disk drive manufacturers use "longitudinal" media technology, where magnetic bits are recorded horizontally on the disk. In order to continue increasing the storage capacity of disks, hard disk manufacturers are expected to introduce "perpendicular" media technology, where magnetic bits will be recorded perpendicular to the surface of the disk. The first product utilizing this new media technology has been announced by a Japanese drive supplier with volume shipments expected to begin in 2005.

Perpendicular media production requires as many as twenty process steps, while most of the industry's installed base of magnetic media sputtering systems can support only twelve process steps. Our 200 Lean addresses this need with flexible architecture that allows our customers to purchase a system with as many process steps as they need.

We believe our customers will purchase systems in 2005 for two reasons. First, they need to add additional production capacity to keep up with rising demand for hard disk drives. Second, they need to acquire production systems that will allow them to economically manufacture perpendicular media. We also expect that our customers will eventually need to replace the installed base of older style media sputtering systems, such as Intevac's legacy MDP-250 system, to complete the transition from longitudinal to perpendicular recording over the next three to five years.


NightVista

IMAGING

The majority of our Imaging revenues in 2004, and in prior years, derived from contract research and development, rather than from the sale of standard products. In 2005 we expect Imaging focus to transition from technology development to product development and production.

A key activity for 2005 is to complete development of a camera for military head-mounted night-vision systems. We are designing a custom CMOS sensor for this camera to further enhance its performance and expect to enter pilot production in the latter part of 2005. First deployment of this camera will be by a NATO country. We intend to further develop this camera platform and are targeting the US Government and other NATO countries as potential customers. We believe the eventual market size will be large as armed forces transition from today's bulky direct view night vision to video based products. Forecast International estimated the market size for legacy direct view night-vision products was approximately $347 million in 2003.

We also will be working to expand distribution and sales of our NightVista line of commercial low-light cameras and are planning to introduce a low-light imaging camera to address the unique requirements of the physical sciences market.

As we transition to production we are focusing on establishing ourselves as the lowest cost producer of extreme low-light video sensors. Our strategy has three key elements; first to achieve economies of scale for all our cameras by securing large military production contracts, second to make use of proven wafer-level semiconductor manufacturing processes to produce low cost CMOS chips for our sensors, and third by use of an in-house developed, high productivity, ultra-high vacuum packaging system to significantly lower the cost of our sensors.

EQUIPMENT

- Win the majority of orders for magnetic media sputtering equipment for capacity expansion and for advanced perpendicular-capable systems.
- Achieve our target gross margins for 200 Lean Systems and achieve significant profitability in the Equipment Division.
- Initiate component sourcing and sub module manufacturing at our facility in Singapore.
- Develop a new product based upon our technology and capabilities to address new market opportunities.

IMAGING

- Complete development of an extreme-low-light sensor and associated camera electronics for the military head-mounted night vision market.
- Increase sales of our Model 400 LIVAR® and NightVista extreme low-light cameras.
- Production release a low cost wafer level silicon sensor manufacturing process for LIVAR® and extreme low light sensors.
- Continue to proliferate LIVAR® cameras into additional military programs.
- Introduce a low-light imaging camera to address the unique requirements of the physical sciences market.



SUMMARY

After several difficult years, we are now positioned with uniquely differentiated products that address multiple large and growing markets. We have the right people to execute our business strategy and our solid balance sheet gives us a financial base from which to execute. Our thrust is now to sell this unique array of products to create a growing and profitable Intevac and bring value to our shareholders. We will continue to set clear and achievable priorities in order to pursue the many opportunities we have identified.

Finally, I would like to express my sincere appreciation and thanks to all Intevac employees for their commitment, hard work, and creativity, and I would also like to thank our customers and shareholders for their continuing support.

Kevin Fairbairn

Kevin P. Fairbairn
President and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K


SEC MAIL
PROCESSING
RECEIVED
APR 2 9 2005
WASH. D.C.
202
SECTION

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-26946

INTEVAC, INC.

(Exact name of registrant as specified in its charter)

California	**94-3125814**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

3560 Bassett Street
Santa Clara, California 95054
(Address of principal executive office, including Zip Code)

Registrant's telephone number, including area code:
(408) 986-9888

Securities registered pursuant to Section 12(b) of the Act:
None

Title of Each Class	Name of Each Exchange on Which Registered
none	none

Securities registered pursuant to Section 12(g) of the Act:

Common Stock (no par value)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by a check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ☑ No ☐

The aggregate market value of voting stock held by non-affiliates of the Registrant, as of June 26, 2004 was approximately $122,256,000 (based on the closing price for shares of the Registrant's Common Stock as reported by the NASDAQ National Market System for the last trading day prior to that date). Shares of Common Stock held by each executive officer, director, and holder of 5% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

On March 22, 2005, 20,299,505 shares of the Registrant's Common Stock, no par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE.

Portions of the Registrant's Proxy Statement for the 2005 Annual Meeting of Shareholders are incorporated by reference into Part III. Such proxy statement will be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

This Annual Report on Form 10-K contains forward-looking statements, which involve risks and uncertainties. Words such as "believes," "expects," "plans," "anticipates" and the like indicate forward-looking statements. These forward-looking statements include comments related to technology and market trends in the data storage, hard disk drive and magnetic disk market; comments related to technology and market trends in military and commercial markets for low light sensors, cameras and systems; projected seasonality and cyclicality in the market for our equipment products; projected sales of hard disk drives and magnetic disks for hard disk drives; our leadership position in magnetic disk manufacturing equipment; projected customer requirements for new capacity and for technology upgrades, such as for perpendicular recording, to their installed base of magnetic disk manufacturing equipment, as well as the ability of our products to meet these requirements; extended sales cycles for our equipment and military products; projected technology roadmaps and deployment schedules for our military customers; expected features, performance, costs, and competitive advantages of products we are developing, including 200 Lean systems, LIVAR ® cameras and systems, NightVista® cameras, cameras for military head mounted applications and commercial markets and low light level sensors; establishing relationships with development and distribution partners for our imaging products; development of manufacturing systems for entry into new markets not previously addressed by us, and the cost of complying with government regulations. Our actual results may differ materially from the results discussed in the forward-looking statements for a variety of reasons, including those set forth under "Certain Factors Which May Affect Future Operating Results."

PART I

Item 1. *Business*

Overview

We are the world's leading provider of disk sputtering equipment to manufacturers of magnetic media used in hard disk drives and a developer and provider of leading technology for extreme low light imaging sensors, cameras and systems. We operate two businesses: Equipment and Imaging.

Our Equipment business designs, manufactures, markets and services complex capital equipment which deposits, or sputters, highly engineered thin-films onto magnetic disks used in hard disk drives. We believe our systems represent approximately 60% of the installed capacity of disk sputtering systems worldwide. Our customers include the world's leading manufacturers of magnetic disks for hard disk drives, such as Hitachi Global Storage Technologies, Komag, Maxtor and Seagate Technology. We believe the rapid growth of digital data, the transition from videocassette recorders to digital video recorders and the growth of new consumer applications, such as personal video recorders, video game consoles and MP3 players, along with new technology advances in the industry, will provide us with a significant growth opportunity.

Our Imaging business develops and manufactures electro-optical sensors, cameras, and systems that permit highly sensitive detection of photons in the visible and near infrared portions of the spectrum, allowing vision in extreme low light situations. We currently develop night-vision technology and equipment for military and commercial applications. To date, our revenues have been derived primarily from research and development contracts funded by the U.S. government. Applications for our imaging technology include sensors and cameras for use in extreme low light situations and systems for positive identification of targets at long range. More recently, we began developing products for use in the commercial sector, specifically the security, life science and physical science markets.

Intevac was formed in 1990 and completed a leveraged buyout of a number of divisions of Varian Associates in February 1991. The technologies acquired from Varian formed the foundation for our Equipment and Imaging businesses. We were incorporated in October 1990 in California. Our principal executive offices are located at 3560 Bassett Street, Santa Clara, California 95054, and our phone number is (408) 986-9888. Our Internet home page is located at www.intevac.com; however the information in, or that can be accessed through, our home page is not part of this report. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available, free of charge, on or through our Internet home page as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

"Intevac", "LIVAR®," "D-STAR®," and "NightVista®," among others, are our registered trademarks.

Equipment Business

Our Equipment business designs, manufactures, markets and services complex capital equipment used in the sputtering, or deposition, of highly engineered thin-films of material onto magnetic disks which are used in hard disk drives. Hard disk drives are the primary storage medium for digital data and function by storing data on magnetic disks. These magnetic disks are created in a sophisticated manufacturing process involving many steps, including plating, annealing, polishing, texturing, sputtering and lubrication.

Storage Market Growth Drivers

Data storage requirements have rapidly increased from kilobytes for documents, to megabytes for audio and still images, to gigabytes for video. Hard disk drives are the primary devices used for storing and retrieving large amounts of digital data. We believe there are a number of emerging trends and applications that exploit these reduced storage costs and that require storage intensive solutions.

- New consumer electronics applications, such as digital video and audio recorders, video game platforms, emerging HDTV applications and streaming video require significant digital data storage capability.
- Personal computers have evolved from devices operating simple applications such as word processing, to powerful machines that are capable of playing, recording and creating multimedia content, such as images, audio and video. These capabilities have driven the demand for new personal computers and increasing requirements for data storage. TrendFocus estimates annual personal computer unit growth of 12.2% over the period from 2003 to 2007.
- Enterprise data storage requirements are increasing, as regulations and other business factors require companies to archive more information, such as documents and email. Additionally, companies are transitioning from paper-based storage to digital data-based storage and digital backup.
- Certain traditional analog storage applications are transitioning to digital hard disk-based storage. For example, the video surveillance industry, including home security, law enforcement, private security services, retail, transportation and government agencies, is transitioning from analog video tapes to digital hard disk storage.

As a result of these and other storage applications, TrendFocus expects the total number of units of all hard disk drives shipped to grow from 261 million units in 2003 to 429 million units in 2007, or an annual growth rate of 13.2% .

Hard Disk Drive Market Dynamics

Areal Density Increasing. Areal density, the density of information stored on magnetic disks, continues to increase. Higher areal density allows more information to be stored on each magnetic disk. Magnetic disk manufacturers compete by increasing areal density, which enables them to provide more data storage capacity at a lower cost per gigabyte.

Transition from Longitudinal to Perpendicular Recording. Historically, magnetic disk manufacturers have been able to increase the areal density of a disk by improving existing longitudinal recording processes, a storage method where magnetized data bits are parallel to the disk. However, in the past few years, the rate of increase in areal density for longitudinal recording processes has slowed, as the magnetized data bits are packed closer and closer together, which increases instability. In order to increase the rate of areal density expansion, we believe the magnetic disk industry will transition to perpendicular recording. In perpendicular recording the data bits are oriented perpendicular to the plane of the disk, which enables the bits to be recorded at a higher density than in longitudinal recording.

New Equipment Required for Perpendicular Recording. The equipment that magnetic disk manufacturers purchased in the mid to late 1990s could generally accommodate up to 12 process steps, which was sufficient to enable improvements in areal density using longitudinal recording. However, economically producing disks capable of perpendicular recording may require as many as 20 or more process steps. As a result, in order to transition to perpendicular recording, disk manufacturers will most likely need to replace or retool their existing disk manufacturing equipment. We also believe that the additional process steps available on these perpendicular capable systems add process flexibility which may enable further increases in the areal density on longitudinal media.

Consolidation of Equipment Suppliers. The supplier base of disk sputtering equipment has consolidated. Beginning in 1995, many magnetic disk manufacturers undertook aggressive expansion plans. The reduction in disks per drive combined with these capacity expansions resulted in substantial excess disk production capacity in the late 1990s through 2002. As a result, even as total storage capacity of all hard disk drives shipped increased from 1997 to 2003, disk manufacturers did not make significant investments in new disk sputtering equipment. As a result, of the four leading providers of disk sputtering equipment, only two have delivered new equipment platforms capable of perpendicular recording.

Industry Consolidation. Two types of companies purchase magnetic disk sputtering equipment; vertically integrated companies that manufacture both disks and the hard drives that use the disks, and merchant suppliers that manufacture magnetic disks for sale to hard disk manufacturers. These companies were also adversely affected by the overcapacity of 1997 through 2002, and as a result, the industry underwent significant consolidation. For instance, in 2001 Maxtor acquired Quantum's hard disk drive operations, and Fujitsu ceased manufacturing hard disk drives for the personal storage market. In 2002, IBM sold its hard disk drive business to Hitachi. In 2004, Showa Denko acquired Trace Storage Technology. This consolidation has reduced the number of magnetic disk manufacturers able to respond to any increasing demand for disks for hard disk drives.

Return to Industry Growth. In 2004, hard disk drive manufacturers produced approximately 301 million units, up from 261 million units in 2003, according to TrendFocus. According to TrendFocus, hard disk drive demand will reach 429 million units by 2007, an annual growth rate of 13.2%.

To meet increasing demands, magnetic disk manufacturers are beginning to invest in new disk sputtering equipment that can accommodate the additional process steps required for perpendicular recording. For example, in 2004 one of the industry leaders opened a major new media production facility utilizing Intevac's 200 Lean systems. To evaluate the performance of competing disk sputtering equipment, magnetic disk manufacturers consider the following criteria:

- *Cost of Ownership.* Cost of ownership of disk sputtering equipment includes factors such as equipment price, manufacturing yield, throughput, factory floor footprint and uptime. A lower cost of ownership for disk sputtering equipment is a key factor in lowering the manufacturer's product cost.

- *Extendibility and Flexibility.* We believe magnetic disk manufacturers need sputtering equipment that can address the needs of their evolving technology roadmaps. This equipment must be capable of incorporating new process steps and technical capabilities, including the processes needed for producing magnetic disks capable of perpendicular recording. Additionally, these manufacturers are improving longitudinal processes and further developing the processes necessary for perpendicular recording, and as a result, they demand a modular, flexible system that supports process reconfigurations and expansions with a minimum of effort.

- *Compatibility with Existing Equipment.* We believe magnetic disk manufacturers prefer to standardize their processes around one or two disk sputtering equipment suppliers. Once a disk manufacturer has selected a particular supplier's equipment, that manufacturer generally relies upon that supplier's equipment for much of its production capacity and frequently will continue to purchase any additional equipment from the same supplier. There are significant economies of scale related to the use of a single platform in product design, product qualification, manufacturing and support.

- *Long-term Commitment of Supplier.* We believe magnetic disk manufacturers need sputtering equipment providers that are committed to meeting current and future technology requirements and to supporting this equipment throughout its useful life. As a result, magnetic disk manufacturers increasingly demand a supplier with the stability and capability to be a long-term technology partner.

Our Competitive Strengths

We are the leading provider of disk sputtering equipment to manufacturers of magnetic media used in hard disk drives. We believe that our industry leadership is the result of the following key competitive strengths:

- *Broad Installed Base with Industry Leading Customers.* Our MDP-250 disk sputtering system gained wide acceptance in the magnetic disk manufacturing industry and by the late 1990s was being used in the manufacture of approximately half of the magnetic disks used in hard disk drives worldwide. We believe that there are approximately 105 legacy MDP-250 systems and 12 next generation 200 Lean systems currently in use in production and research and development applications by customers such as Fuji Electric, Hitachi Global Storage Technology, Komag, Maxtor, Seagate and Showa Denko. We believe the majority of our active customers are now utilizing most of their capacity and that there is significant potential for these customers to both resume adding capacity and to upgrade the technical capability of their installed base to permit production of higher density disks capable of perpendicular recording.

- *Technology Leadership with Modular Next Generation Advanced Platform.* In December 2003, we first delivered our latest-generation disk sputtering system, the 200 Lean, which provides significantly enhanced capabilities relative to our installed base of MDP-250 systems. The 200 Lean provides higher throughput from a smaller footprint, which enables more disks to be manufactured per square-foot of clean-room space. The flexible design of the 200 Lean allows rapid reconfiguration to accommodate product changeovers and new disk technology. The modular design of the 200 Lean also allows disk manufacturers to add additional process steps, as advanced magnetic disk technologies, such as perpendicular recording, are introduced.

- *Long-Term Commitment to Hard Disk Drive Industry.* We have been a hard disk drive equipment provider since 1991. We are one of only two companies that have delivered next-generation disk sputtering equipment that can support perpendicular recording. We have continued to develop new technologies and introduced the 200 Lean disk sputtering system to meet the needs for additional process steps necessary to economically produce magnetic disks capable of perpendicular recording. In addition, our headquarters are located in close proximity to many of our customers' hard disk drive development centers, and our support center in Singapore services our customers' Southeast Asia manufacturing facilities.

Based on these competitive strengths, we believe that we are well positioned to maintain and enhance our market leading position in the disk sputtering equipment market. We believe our new Intevac 200 Lean system accounts for the majority of installed production capacity of next generation perpendicular-capable systems.

Our Equipment Strategy

We believe we can leverage our leadership position in disk sputtering equipment to increase our sales to magnetic disk manufacturers and apply our technology to new markets. The key elements of our strategy are as follows:

- *Become Preferred Solutions Provider in the Magnetic Disk Industry.* Our goal is to become a preferred solutions provider to magnetic disk manufacturers. We believe that our 200 Lean provides our customers with an advanced modular platform that can address their future disk sputtering needs. We believe we can integrate additional capabilities into the 200 Lean, such as automated handling of small-form-factor disks (disks of one inch diameter or less). We believe we are also the leading provider of disk lubrication equipment, the equipment that is used to apply ultra-thin coatings of lubricant to magnetic disks after sputtering.

- *Deliver Highest Customer Value Proposition.* Our goal is to maintain our leadership in advanced disk sputtering equipment by providing flexible, extendable equipment with the lowest cost of ownership. The 200 Lean's modular design provides customers the ability to reconfigure their disk manufacturing systems for rapid technology shifts and evolving technology roadmaps. The 200 Lean's compact footprint and increased throughput relative to the legacy MDP-250 systems enables increased output per square foot of factory clean-room space.

- *Expand Consumables, Spare Parts and Service Offerings.* We plan to increase the sale of disk sputtering equipment consumables, spare parts and service in order to increase our revenue opportunity per customer. In addition, growing these offerings will enable us to deepen and enhance our customer relationships. We believe the expected revenue from these offerings will help mitigate the impact of cyclical downturns in the disk sputtering equipment business. We believe that the close proximity of our service center in Singapore to a large number of hard disk drive manufacturers' facilities gives us a competitive advantage. We are planning to add additional support centers as required in order to maintain close proximity to our customers' media factories as they begin deployment of 200 Lean systems.

- *Leverage Existing Technology into New Markets.* In addition to expansion within our existing customer base, we intend to target other markets where we can apply our expertise in complex manufacturing equipment. Our expertise includes the ability to design and manufacture complex, highly automated vacuum manufacturing systems. We are currently in the concept and feasibility stage of developing a new manufacturing system that addresses a market other than our traditional hard disk drive manufacturing equipment market. We are devoting a significant portion of our research and development resources to this new system. If we conclude that this new system addresses a sufficiently large market and that we can achieve significant profitable market share, then we plan to manufacture and ship a number of evaluation units to key customers. We do not expect that these activities will result in any revenue during 2005 and cannot accurately predict when, if ever, we will generate significant revenue from these activities.

Our Equipment Products

200 Lean Disk Sputtering System

The 200 Lean is our latest generation disk sputtering system. The 200 Lean provides significantly enhanced capabilities relative to the installed base of approximately 105 MDP-250 systems. The 200 Lean provides higher throughput from a smaller footprint in a flexible modular system, which enables more disks to be manufactured per square-foot of factory floor space, and is designed to lower overall cost of ownership.

The key features of the 200 Lean include:

- *Modular Design.* The 200 Lean's modular design allows our customers to accommodate any number of disk manufacturing process steps required by their evolving technology roadmaps. The 200 Lean consists of a front-end robotic module that loads and unloads disks from the system, combined with any number of four-station process modules. Typical configurations of the 200 Lean have from four to five of these four-station process modules, which results in systems capable of 16 to 20 process steps. Additional process modules can be easily added to already installed systems. For example, a customer could buy a three-module (12-station) 200 Lean to manufacture longitudinal media and at a later date upgrade the system to a five-module (20-station) system to manufacture perpendicular media.

- *Easy to Reconfigure.* Magnetic disk manufacturers produce many different designs that have short product life cycles, leading to frequent reconfiguration of disk sputtering equipment. The mechanical design and software control system of the 200 Lean allows rapid reconfiguration of systems by our customers. The 200 Lean is also easily reconfigured to process disks with glass or aluminum substrates of varying diameters and thicknesses.

- *Higher Throughput with Smaller Footprint.* The 200 Lean offers higher throughput (up to 800 disks per hour) and more process stations in a more compact package than our previous MDP-250 system. We believe that the 200 Lean has the highest disk throughput per square foot of factory space for a system capable of manufacturing perpendicular media.
- *High Availability.* The 200 Lean is designed to operate seven days a week, 24 hours a day with high availability. The 200 Lean can be run continuously for a week or more between preventative maintenance cycles.
- *Single Disk Processing.* The 200 Lean processes each individual disk sequentially through a series of single-disk, vacuum-isolated, process chambers. "Single-disk" processing assures that each individual disk follows an identical path through the system, which leads to disk-to-disk uniformity since each disk sees the same process conditions. The vacuum-isolated "single-disk" process also eliminates the disk-to-disk interaction that can occur in systems that process more than one disk in each process chamber.
- *High-Vacuum Capability.* The 200 Lean operates at significantly better vacuum levels compared to the installed base of MDP-250s. Better vacuum levels generally lead to improved magnetic media performance.
- *Suite of Process Station Options.* The 200 Lean offers a wide range of process stations, providing capabilities such as metal deposition, heating, cooling and carbon overcoating onto both aluminum and glass disks. The 200 Lean is also easily configurable to manufacture disks in a variety of diameters and thicknesses.

MDP-250 Disk Sputtering System

Intevac's legacy MDP-250 system is the most widely used disk sputtering system in world. We believe that the MDP-250 is used to manufacture approximately half the magnetic disks used in hard disk drives. The MDP-250 system offers a maximum of twelve process stations.

Equipment Business Sales and Marketing

Our Equipment business sales are made primarily through our direct sales force, although in Japan, we sell our products through a distributor, Matsubo. The selling process for our equipment products is a multi-level and long-term process, involving individuals from marketing, engineering, operations, customer service and senior management. The process involves making samples for the prospective customer and responding to their needs for moderate levels of machine customization. Customers often require a significant number of product presentations and demonstrations before making a purchasing decision.

Installing and integrating new equipment requires a substantial investment by a customer. Sales of our systems depend, in significant part, upon the decision of a prospective customer to replace obsolete equipment or to increase manufacturing capacity by upgrading or expanding existing manufacturing facilities or by constructing new manufacturing facilities, all of which typically involve a significant capital commitment. After making a decision to select our equipment, our customers typically purchase one or more engineering systems to develop and qualify their production process prior to ordering and taking delivery of multiple production systems. Accordingly, our systems have a lengthy sales cycle, during which we may expend substantial funds and management time and effort with no assurance that a sale of one or more will result.

The production of large complex systems requires us to make significant investments in inventory both to fulfill customer orders and to maintain adequate supplies of spare parts to service previously shipped systems. In some cases we manufacture subsystems and/or complete systems prior to receipt of a customer order to smooth our production flow and/or reduce our lead time. We maintain an inventory of spare parts at our Singapore subsidiary to support our customers in Singapore and Malaysia. We typically require our customers to pay for systems in three installments, with a portion of the system price billed upon receipt of an order, a portion of the system price billed upon shipment, and the balance of the system price and any sales tax due upon completing installation and acceptance of the system at the customer's factory. All customer product payments are recorded as customer advances pending revenue recognition.

Equipment Business Customers

Our disk sputtering equipment customers include magnetic disk manufacturers, such as Fuji Electric, Komag and Showa Denko and vertically integrated hard disk drive manufacturers, such as Hitachi Global Storage Technology, Maxtor and Seagate. The majority of our customers' product development programs are located in the United States. Our customers' manufacturing facilities are located in California, Singapore, Malaysia, Japan and Taiwan. In addition, Hitachi Global Storage Technology is opening a new media facility in China.

Our customers' business tends to be cyclical, with their peak sales occurring during the second half of the year. As a result, our customers have a tendency to order equipment for delivery and installation by midyear, so that they have new capacity in place for their peak production period. For example, our third quarter 2004 revenues totaled $34.9 million, and accounted for 50% of our revenues for the entire year of 2004.

Equipment Business Customer Support

We provide process and applications support, customer training, installation, start-up assistance and emergency service support to our equipment customers. We conduct training classes for our customers' process engineers, machine operators and machine service personnel. Additional training is also given to our customers during the machine installation. We have a subsidiary in Singapore to support our customers in Southeast Asia. We are planning to add additional support centers to maintain close proximity to our customers' factories as they deploy our systems.

We generally offer a one year warranty on our equipment. In some cases we market extended warranty periods beyond 12 months to our customers. During this warranty period any necessary non-consumable parts are supplied and installed without charge. Our employees provide field service support primarily in the United States, Singapore and Malaysia. In Japan, field service support is provided by our distributor, Matsubo, supplemented by our factory support. We and Matsubo stock consumables and spare parts to support the installed base of systems. These parts are generally available on a 24-hour per day basis.

Equipment Business Competition

The principal competitive factors affecting the markets for our equipment products include price, product performance and functionality, integration and manageability of products, customer support and service, reputation and reliability. We have historically experienced intense competition worldwide from competitors including Anelva Corporation, Ulvac and Unaxis Holdings, Ltd., each of which has sold substantial numbers of systems worldwide. Anelva, Ulvac and Unaxis all have substantially greater financial, technical, marketing, manufacturing and other resources than we do. To our knowledge, Intevac and Anelva are the only companies that have delivered products that economically address the sputtering requirements for manufacture of advanced perpendicular magnetic disks. However, there can be no assurance that any of our competitors will not develop enhancements to, or future generations of, competitive products that offer superior price or performance features or that new competitors will not enter our markets and develop such enhanced products.

Given the lengthy sales cycle and the significant investment required to integrate equipment into the manufacturing process, we believe that once a magnetic disk manufacturer has selected a particular supplier's equipment for a specific application, that manufacturer generally relies upon that supplier's equipment and frequently will continue to purchase any additional equipment for that application from the same supplier. Accordingly, competition for customers in the equipment industry is intense, and suppliers of equipment may offer substantial pricing concessions and incentives to attract new customers or retain existing customers.

Imaging Business

Our Imaging business develops and manufactures electro-optical sensors, cameras, and systems that permit highly sensitive detection of photons in the visible and near infrared portions of the spectrum, allowing vision in extreme low light situations.

Imaging Industry Overview

Imaging is the capture and display of light or heat, emitted or reflected from an object. A segment of the imaging market has evolved into specialized technology for the capture of low light images. Low light imaging involves the capture and display of light at intensities of approximately one millionth, or less, of daytime light levels.

The U.S. military has determined that low light imaging technology which provides superior vision in nighttime combat creates a significant tactical advantage. The U.S. military funded the development of night vision technology, which has evolved through three generations to today's widely deployed "Generation-III" night vision tubes. Typically, Generation-III night vision tubes are placed in front of a user's eyes, like a pair of binoculars, and produce a direct-view, "green glow" image. The military is now funding the development of compact next generation extreme low light imaging technology that also provides digital video output

The commercial sector has taken a different approach to extreme low light imaging than the military. The initial extreme low light cameras for the commercial sector were based on charged coupled device, or CCD, technology, which is able to produce a digital output. CCD technology relies on long exposure times for its sensitivity, and as a result the initial cameras were used for static applications, like astronomy. Other commercial markets, such as metrology, life sciences and industrial process monitoring, adopted CCD technology. However, cameras for these new markets compromised sensitivity for dynamic applications with motion or short measurement times.

As a result, two distinct forms of low light level imaging have evolved: the Generation-III night vision tube technology developed by the military, which provides direct-view analog imagery; and CCD technology, which can provide digital imagery, but is not well suited to dynamic applications.

Our Imaging Solution

We have developed imaging technology that combines the low light capability of Generation-III night vision technology with silicon-based digital video technology that we believe will enable us to provide a family of portable, cost-effective low light sensors and cameras. Elements of our proprietary solutions include:

Advanced Photocathode Technology — A photocathode is a semiconductor compound with the ability to convert light into electrons. We are developing a family of photocathodes that are engineered to optimize sensitivity at specific wavelengths ranging from the visible (0.40 microns) to the near infrared (1.65 microns). Our photocathodes have high quantum efficiencies (the efficiency with which incoming light photons are converted to electrons) and are extremely sensitive to incoming light. Some of our detectors, incorporating such photocathodes, can detect incoming light at levels as low as a single photon, which is the ultimate level of sensitivity.

Use of Low Power CMOS Imaging Chips — Historically, CCD sensors were the primary technology used in digital imaging. Recently, Complementary Metal Oxide Semiconductor, or CMOS sensors, which are generally lower cost and require less power than comparable CCD sensors, have been developed for consumer imaging applications. We have developed proprietary technologies and capabilities to incorporate CMOS sensors into our products to take advantage of these improvements. As a result, we believe we will be able to offer low cost, low power, extreme low light imaging sensors for portable applications in price sensitive markets.

Increased Silicon Sensor Sensitivity — We have developed proprietary technology to enable CMOS and CCD sensors to capture the accelerated electrons emitted from the photocathode more efficiently. Increasing the electron capture efficiency directly increases extreme low light imaging performance.

Compact Ultra-High Vacuum Sensor Packaging — Our compact ultra-high vacuum sensor package enables us to combine an imaging chip with our photocathodes in a thin package which is particularly well suited for portable applications where size and weight are critical.

Low Light Imaging Market Opportunity

We are designing our imaging solutions to address next generation military requirements and the dynamic applications of the commercial markets. Forecast International estimated the military market for legacy night vision systems and research programs was $347 million in 2003.

Head Mounted Night Vision Systems — Generation-III based night vision goggles, which have excellent extreme low light imaging performance, were widely deployed by the U.S. military for use by soldiers during the 1990's. However, these goggles are relatively large, heavy and lack video output. Additionally, potential adversaries are now deploying Generation-II+ goggles manufactured outside the United States with performance levels approaching that of Generation-III. Accordingly, the U.S. Army has developed a roadmap to maintain extreme low light imaging dominance for the individual soldier. A key element of this roadmap includes a transition from bulky direct-view night vision goggles to a miniature head mounted imaging system, including an extreme low light camera and video display. This approach addresses size and weight issues and enables connectivity to a wireless network for distribution of the imagery and other information. These improvements need to be realized while minimizing the cost of each soldier's system. The U.S. Army plans to begin deployment of this type of system by 2009.

Military Long Range Target Identification — Current long-range nighttime surveillance systems are based on expensive thermal imaging camera systems, which image the thermal profile of a target. These systems produce relatively poor resolution images since they only measure emitted heat. Long range thermal systems are also relatively large, which is a disadvantage for airborne and portable applications. Accordingly, there is a need for a cost effective, compact, long-range imaging solution that identifies targets at a distance that is greater than an adversary's detection range capability.

Physical Sciences — Companies in the physical sciences use extreme low light imaging to investigate the chemistry and physics of a wide variety of substances such as foods, medicines, materials and biological compounds. They need high sensitivity and increased speed and resolution to increase the accuracy of their measurements and the productivity of their measurement tools.

Life Sciences — The life sciences market focuses on increasing the understanding of biology at the cellular level to improve health and quality of life. To image single living cells this market needs extreme low light cameras that operate at speeds significantly higher than cameras that are available today.

Our Imaging Strategy

Collaborate with Leading Development Organizations — We collaborate with, and receive significant funding from, leading government research organizations for the development of our extreme low light technology. These organizations strongly influence development and procurement of advanced technologies by the U.S. military. For example, we have collaborated with the U.S. Army Night Vision Labs, the world leader in night vision technology, to facilitate the development and adoption of our night vision technology.

Become Leading Provider of Extreme Low Light Imaging Technology for the Military — We are actively marketing our extreme low light imaging technology to the military. Our extreme low-light sensor was selected in 2004 for use in digital head mounted system for the military of a NATO ally. We believe this system, which is scheduled to begin deployment in mid 2006, will be the first digital based military head mounted low light system to be deployed on a large scale. Our LIVAR technology has been incorporated into U.S. weapons development programs such as the Airborne Laser ("ABL"), the Cost Effective Targeting System ("CETS"), and the Long-Range Identification System ("LRID") programs. Our objective is for our extreme low light sensors to become the standard for military head-mounted systems and for our LIVAR technology to become the standard for long-range target identification.

Leverage Proprietary Sensor and Camera Technology to Address Emerging Commercial Markets — We are using our extreme low light imaging expertise to develop products for commercial markets. We believe the modular design of our NightVista platform, coupled with our use of CMOS chips in our configurable sensors, will help to decrease our development time and cost to enter the physical and life sciences markets.

Lower Manufacturing Costs — The market for our cameras and sensors is price elastic, and low cost manufacturing will be critical to the rapid proliferation of our products. Our use of low-cost CMOS sensors and development of wafer level die manufacturing, as opposed to single die manufacturing, are elements of our strategy to reduce product cost. Additionally, we have developed proprietary ultra-high vacuum assembly equipment to automate the assembly of the photocathode and the imaging chip. In developing this system, we utilized our expertise in the design and manufacture of complex, high throughput production equipment. This system is designed to decrease unit costs by increasing throughput and improving process controls and yields.

Build Relationships with Strategic Sales Partners to Accelerate Access to End Markets — We are focusing on the development and manufacture of extreme low light sensors and cameras. Our products are designed to be enabling technology for larger systems. As a result, we are developing relationships with leading systems manufacturers such as Boeing, Lockheed Martin Corporation and Northrop Grumman Corporation, in the military market, and distributors and value added resellers in commercial markets.

Our Imaging Products

NightVista Cameras — The NightVista camera is an extreme low light CMOS-based day/night video camera for security applications that currently offers VGA resolution. Its camera body is small enough to fit into a two-inch cube, and its power consumption is less than 2 watts. As a result, the NightVista is well suited for portable battery-powered applications.

LIVAR Camera and System Products — Our Laser Illuminated Viewing and Ranging, or LIVAR, target identification system consists of a near infrared extreme low light camera integrated with an eye-safe laser illuminator. LIVAR uses a laser to illuminate a target and a camera to capture the reflected light and display an image. Our LIVAR system is designed to identify targets initially detected by forward-looking infrared or radar technology. Depending on the application, LIVAR can be used to identify targets at distances of up to 20 kilometers. We do not expect significant revenues from deployment of LIVAR systems in 2005

Our Imaging business generally invoices its research and development customers either as costs are incurred, or as program milestones are achieved, depending upon the particular contract terms. As a government contractor, we invoice customers using estimated annual rates approved by the Defense Contracts Audit Agency ("DCAA"). A majority of our contracts are Cost Plus Fixed Fee ("CPFF") contracts. On any CPFF contract, 15% of the fee is withheld pending completion of the program and DCAA's annual audit of our actual rates. The withheld portion of the fee is included in accounts receivable until paid.

Imaging Sales and Marketing

Sales of our military products are made primarily through our direct sales force. We are subject to long sales cycles because many of our products, such as our LIVAR system, typically must be designed into our customers products, which are often complex state-of-the-art products. These development cycles are often multi-year and our sales are contingent on our customer successfully integrating our product into their product, completing development of their product and then obtaining production orders for their product. Sales of these products are also often dependent on ongoing government funding of defense programs by the U.S. government and its allies.

Sales of our commercial products, which have not been significant to date, will be made through a combination of system integrators, distributors and value added resellers and can also be subject to long sales cycles. We also plan to market some lower cost products, such as NightVista cameras, directly to end users.

Imaging Business Competition

The principal competitive factors affecting our products include price, extreme low light sensitivity, signal to noise ratio, power consumption, resolution, size, integratability, reliability, reputation and customer support and service. We face substantial competition for our imaging products and many of our competitors have greater resources than we do.

In the military market, ITT Industries and Northrop Grumman, who are large and well-established defense contractors, are the primary U.S. manufacturers of image intensifier tubes used in Generation-III night vision devices and their derivative products. Our extreme low light cameras are intended to displace Generation-III night vision based products, and we expect that ITT and Northrop Grumman will continue to enhance the performance of their products and aggressively promote their sales. Furthermore, CMC Electronics, DRS, FLIR Systems and Raytheon manufacture cooled infrared sensors and cameras which are presently used in long-range target identification systems, with which our LIVAR target identification sensors and cameras compete.

In the physical and life sciences market, companies such as Andor, E2V, Hamamatsu and Roper Scientific offer competitive products. In the security market, competitive products to our NightVista camera based on electron multiplying CCDs and image intensifier tubes are offered by a number of companies. Electron multiplying CCDs manufactured by Texas Instruments and E2V also are used in cameras that compete with our low light level security products.

Manufacturing

We manufacture our Equipment products at our facility in Santa Clara, California. Our equipment manufacturing operations include electromechanical assembly, mechanical and vacuum assembly, fabrication of sputter sources, and system assembly, alignment and testing. We make extensive use of the local supplier infrastructure serving the semiconductor equipment business. We purchase vacuum pumps, valves, instrumentation and fittings, power supplies, printed wiring board assemblies, computers and control circuitry, and custom mechanical parts made by forging, machining and welding. We also have our own small fabrication center that supports our engineering departments and makes some of the machined parts used in our products.

We manufacture our Imaging products at our facilities in Santa Clara, California and Fremont, California. Imaging business manufacturing includes production of advanced photocathodes and sensors, lasers, cameras and integrated camera systems. We make extensive use of advanced manufacturing techniques and equipment, and our operations include vacuum, electromechanical and optical system assembly. We make use of the supplier infrastructure serving the semiconductor, camera and optics manufacturing industries. In manufacturing our sensors, we purchase wafers, components, processing supplies and chemicals. In manufacturing our camera systems, we purchase printed circuit boards, electromechanical components and assemblies, mechanical components and enclosures, optical components and computers.

Intellectual Property

We currently hold 29 patents issued in the United States and 44 patents issued in foreign countries, and have patent applications pending in the United States and foreign countries. Of the 29 U.S. patents, 15 relate to our Equipment business, and 14 relate to our Imaging business. Of the foreign patents, 16 relate to our Equipment business, and 28 relate to our Imaging business. In addition, we have the right to utilize certain patents under licensing arrangements with Litton Industries, Stanford University, The Charles Stark Draper Laboratory and Alum Rock Technology. We hold substantial trade secrets in the imaging area related to photocathode fabrication and processing and to silicon chip packaging for vacuum compatibility and high electron sensitivity. We also have significant process integration intellectual property related to vacuum packaging of a photocathode and a silicon semiconductor chip.

Customer Concentration

Historically, a significant portion of our revenue in any particular period has been attributable to sales to a limited number of customers. In 2004, Seagate and our Japanese equipment distributor, Matsubo, each accounted for more than 10% of our revenues, and in aggregate accounted for 73% of revenues. In 2003, Komag, Seagate, Lockheed Martin and Matsubo, each accounted for more than 10% of our revenues, and in aggregate accounted for 66% of revenues. In 2002, Seagate, Toppoly and the U.S. Army Communications-Electronics Command each accounted for more than 10% of our revenues, and in aggregate accounted for 74% of revenues. Our largest customers change from period to period, and it is expected that sales of our products to relatively few customers will continue to account for a high percentage of our revenues in the foreseeable future.

Foreign sales accounted for 68% of revenues in 2004, 64% of revenues in 2003 and 52% of revenues in 2002. The majority of our foreign sales are to companies in the Far East or to U.S. companies for use in Far East operations. We anticipate that sales to these international customers will continue to be a significant portion of our Equipment revenues.

Employees

At December 31, 2004, we had 191 employees, including 17 contract employees. Of these 191 employees, 68 were in research and development, 85 in manufacturing, and 38 in administration, customer support and marketing. Of the 191 employees, 114 were in the Equipment business, 50 were in the Imaging business, and 27 were in corporate.

Compliance with Environmental Regulations

We are subject to a variety of governmental regulations relating to the use, storage, discharge, handling, emission, generation, manufacture, treatment and disposal of toxic or otherwise hazardous substances, chemicals, materials or waste. We treat the cost of complying with government regulations and operating a safe workplace as a normal cost of business and allocate the cost of these activities to all functions, except where the cost of those activities can be isolated and charged to a specific function. The environmental standards and regulations promulgated by government agencies in Santa Clara, California and Fremont, California are rigorous and set a high standard of compliance. We believe our costs of compliance with these regulations and standards are comparable to other companies operating similar facilities in Santa Clara, California and Fremont, California.

Certain Factors Which May Affect Future Operating Results

Our operating results fluctuate significantly from quarter to quarter, which may cause the price of our stock to decline.

Over the last 8 quarters, our revenues per quarter have fluctuated between $34.9 million and $4.6 million. Over the same period our operating income as a percentage of revenues has fluctuated between approximately 4% and (90%) of revenues. We anticipate that our revenues and operating margins will continue to fluctuate. We expect this fluctuation to continue for a variety of reasons, including:

- delays or problems in the introduction and acceptance of our new products, or delivery of existing products;
- changes in the demand, due to seasonality and other factors, for the computer systems, storage subsystems and consumer electronics containing disks our customers produce with our systems; and
- announcements of new products, services or technological innovations by us or our competitors.

Additionally, because our systems are priced in the millions of dollars and we sell a relatively small number of systems, our business is inherently subject to fluctuations in revenue from quarter to quarter due to factors such as timing of orders, acceptance of new systems by our customers or cancellation of those orders. For example, we do not currently anticipate resuming volume system deliveries in our equipment business until the second quarter of 2005 although we recognized significant revenue in the third quarter of 2004 as a result of customer acceptance of eight 200 Lean systems and the sale of one MDP-250 system. As a result, we believe that quarter-to-quarter comparisons of our revenues and operating results may not be meaningful and that these comparisons may not be an accurate indicator of our future performance. Our operating results in one or more future quarters may fail to meet the expectations of investment research analysts or investors, which could cause an immediate and significant decline in the trading price of our common shares.

If the projected growth in demand for hard disk drives does not materialize and our customers do not replace or upgrade their installed base of disk sputtering systems, then future sales of our disk sputtering systems will suffer.

From the middle of 1998 until mid-2003, there was very little demand for new disk sputtering systems, as magnetic disk manufacturers were burdened with overcapacity and were not investing in new disk sputtering equipment. By 2003, however, overcapacity had diminished, three of our customers announced plans for major capacity expansions, and we shipped our first next generation 200 Lean system. In 2004, one of those customers took delivery of ten new 200 Leans and another of those customers took delivery of a 200 Lean to evaluate its capabilities.

Sales of our equipment for capacity expansions are dependent on the capacity expansion plans of our customers and upon whether our customers select our equipment for their capacity expansions. We have no control over our customers' expansion plans, and we cannot assure you that they will select our equipment if they do expand their capacity. Our customers may not implement capacity expansion plans, or we may fail to win orders for equipment for those capacity expansions, which could have a material adverse effect on our business and our operating results. In addition, some manufacturers may choose to purchase used systems from other manufacturers or customers rather than purchasing new systems from us. Furthermore, if hard disk drives were to be replaced by an alternative technology as a primary method of digital storage, demand for our products would decrease.

Sales of our new 200 Lean disk sputtering systems are also dependent on obsolescence and replacement of the installed base of disk sputtering equipment. If technological advancements are developed that extend the useful life of the installed base of systems, then sales of our 200 Lean will be limited to the capacity expansion needs of our customers, which would have a material adverse effect on our operating results.

We have a recent history of significant losses and may not regain annual profitability. If we do not establish profitable operations in the future, then our share price is likely to decline.

The majority of our revenues and gross profit have historically been derived from sales of disk sputtering equipment. Sales of our disk sputtering equipment were severely depressed from the middle of 1998 until mid-2003. Also, our Imaging business has yet to earn an annual profit. We have experienced an operating loss in each of the last five fiscal years. Our operating loss in 2004 was $5.2 million, and as of December 31, 2004, we had an accumulated deficit of $25.7 million. To regain and sustain profitability, we will need to increase gross margins and generate and sustain substantially higher revenue while maintaining reasonable cost and expense levels. We cannot assure you that we will regain profitability in the near future, or at all, and if we do regain profitability we cannot assure you that we will be able to sustain profitability on a going-forward basis. If we fail to regain profitability within the time frame expected by securities analysts or investors, then the market price of our common stock will likely decline.

We are exposed to risks associated with a highly concentrated customer base.

Historically, a significant portion of our revenue in any particular period has been attributable to sales of our magnetic media sputtering systems to a limited number of customers. In 2004, two of our customers, in the aggregate, accounted for 73% of our revenues. Orders from a relatively limited number of magnetic disk manufacturers have accounted for, and likely will continue to account for, a substantial portion of our revenues. The loss of, or delays in purchasing by, any one of our large customers would significantly reduce potential future revenues. The concentration of our customer base may enable customers to demand pricing and other terms unfavorable to us. Furthermore, the concentration of customers can lead to extreme variability in revenue and financial results from period to period. For example, during 2004 revenues ranged between $6.5 million in the first quarter and $34.9 million in the third quarter. These factors could have a material adverse effect on our business, financial condition and results of operations.

The majority of our future revenue is dependent on new products. If these new products are not successful, then our results of operations will be adversely affected.

We have invested heavily, and continue to invest, in the development of new products. Our success in developing and selling new products depends upon a variety of factors, including our ability to predict future customer requirements accurately, technological advances, total cost of ownership of our systems, our introduction of new products on schedule, our ability to manufacture our systems cost-effectively and the performance of our systems in the field. Our new product decisions and development commitments must anticipate continuously evolving industry requirements significantly in advance of sales.

Our future revenues depend significantly on the market acceptance of our 200 Lean disk sputtering system, which was first delivered in December 2003. Initial builds of the 200 Lean experienced high production and warranty costs in comparison to our more established product lines. Although we believe our margins will improve in the future on our 200 Lean systems, the timing and amount of such improvements are difficult to predict. Advanced vacuum manufacturing equipment, such as the 200 Lean, is subject to extensive customer acceptance tests after installation at the customer's factory. These acceptance tests are designed to validate reliable operation to specification in areas such as throughput, vacuum level, robotics, process performance and software features and functionality. These tests are generally more comprehensive for new systems, like the 200 Lean, than for mature systems, such as the MDP-250, and are designed to highlight problems encountered with early versions of the equipment. Failure to promptly address any of the problems uncovered in these tests could have adverse effects on our business, including rescheduling of backlog, failure to achieve customer acceptance and therefore revenue recognition as anticipated, unanticipated rework and warranty costs, penalties for non-performance, cancellation of orders, or return of products for credit.

We are making a substantial investment to develop a new manufacturing system to address markets other than magnetic disk manufacturing. Failure to correctly assess the size of the new market, or to successfully develop a product to cost effectively address the market, or to establish effective sales and support of the new product would have a material adverse effect on our future revenues and profits.

Our LIVAR target identification and low light level camera technologies are designed to offer significantly improved capability to military customers. We are also developing commercial products based on the technology we have developed in our Imaging business. None of our Imaging products is currently being manufactured in high volume, and we may encounter unforeseen difficulties when we commence volume production of these products. Our Imaging business will require substantial further investment in sales and marketing, in product development and in additional production facilities in order to expand our operations. We cannot assure you that we will succeed in these activities or generate significant sales of these new products. Failure of any of these products to perform as intended, to penetrate their markets and develop into profitable product lines or to achieve their production cost objectives, would have a material adverse effect on our business.

Demand for capital equipment is cyclical, which subjects our business to long periods of depressed revenues interspersed with periods of unusually high revenues.

Our Equipment business sells equipment to capital intensive industries, which sell commodity products such as disk drives. When demand for these commodity products exceeds capacity, demand for new capital equipment such as ours tends to be amplified. Conversely, when supply of these commodity products exceeds demand, the demand for new capital equipment such as ours tends to be depressed. The hard disk drive industry has historically been subject to multi-year cycles because of the long lead times and high costs involved in adding capacity.

The cyclical nature of the capital equipment industry means that in some years we will have unusually high sales of new systems, and that in other years our sales of new systems will be severely depressed. The timing, length and volatility of these cycles are difficult to predict. These changes have affected the timing and amounts of our customers' capital equipment purchases and investments in new technology. For example, sales of systems for magnetic disk production were severely depressed from the middle of 1998 until mid-2003. In addition, our disk manufacturing customers are generally more sensitive to the cyclical nature of the hard disk drive industry, because many of their customers have internal magnetic disk manufacturing operations and will cut back their purchases of disks from outside suppliers first in an industry downturn. If we fail to anticipate or respond quickly to the industry business cycle, it could have a material adverse effect on our business.

We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404), beginning with this Annual Report on Form 10-K for the fiscal year ended December 31, 2004, we are required to furnish a report by our management on our internal control over financial reporting. Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. The report must also contain a statement that our auditors have issued an attestation report on management's assessment of our internal controls.

The Committee of Sponsoring Organizations of the Treadway Commission (COSO) provides a framework for companies to assess and improve their internal control systems. Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, management's assessment of the effectiveness of internal control over financial reporting under Section 404. Management's assessment of internal controls over financial reporting requires management to make subjective judgments, and, particularly because Section 404 and Auditing Standard No. 2 are newly effective, some of the judgments will be in areas that may be open to interpretation. Therefore the report is especially difficult to prepare.

We were not able to assert, in our management certifications filed with this Annual Report on Form 10-K, that our internal control over financial reporting is effective as of December 31, 2004, as our management identified three material weaknesses in our internal control over financial reporting. This or any future inability to assert that our internal controls over financial reporting are effective for any given reporting period (or if our auditors are unable to attest that our management's report is fairly stated or if they are unable to express an opinion on the effectiveness of our internal controls), could cause us to lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price.

Recently enacted and proposed changes in securities laws and regulations will increase our costs.

The Sarbanes-Oxley Act of 2002 has required changes in some of our corporate governance, securities disclosure and/or compliance practices. As part of the Act's requirements, the Securities and Exchange Commission has promulgated new rules on a variety of subjects, in addition to other rule proposals, and the NASDAQ Stock Market has enacted new corporate governance listing requirements. These developments have and will continue to increase our accounting and legal compliance costs, and could also expose us to additional liability.

Costs of compliance were significantly larger in 2004 than originally anticipated, and costs of compliance in future periods may continue to be unpredictable, which could have an adverse effect on our financial results. In addition, we were unable to complete the efforts required in order to comply with Section 404 in a timely manner this year, which impacted our ability to make a timely filing of our Report on Form 10-K. There can be no guarantee that we will not face similar issues in future filings.

In addition, such developments may make retention and recruitment of qualified persons to serve on our board of directors or executive management more difficult. We continue to evaluate and monitor regulatory and legislative developments and cannot reliably estimate the timing or magnitude of all costs we may incur as a result of the Act or other related legislation or regulation.

Our products are complex, constantly evolving and often must be customized to individual customer requirements.

The systems we manufacture and sell in our Equipment business have a large number of components and are highly complex, which require us to make substantial investments in research and development. If we were to fail to develop, manufacture and market new systems or to enhance existing systems, that failure would have an adverse effect on our business. We may experience delays and technical and manufacturing difficulties in future introduction, volume production and acceptance of new systems or enhancements. In addition, some of the systems that we manufacture must be customized to meet individual customer site or operating requirements. In some cases, we market and commit to deliver new systems, modules and components with advanced features and capabilities that we are still in the process of designing. We have limited manufacturing capacity and engineering resources and may be unable to complete the development, manufacture and shipment of these products, or to meet the required technical specifications for these products, in a timely manner. Failure to deliver these products on time, or failure to deliver products that perform to all contractually committed specifications, could have adverse effects on our business, including rescheduling of backlog, failure to achieve customer acceptance and therefore revenue recognition as anticipated, unanticipated rework and warranty costs, penalties for non-performance, cancellation of orders, or return of products for credit. In addition, we may incur substantial unanticipated costs early in a product's life cycle, such as increased engineering, manufacturing, installation and support costs, that we may be unable to pass on to the customer and that may affect our gross margins. Sometimes we work closely with our customers to develop new features and products. In connection with these transactions, we sometimes offer a period of exclusivity to these customers. Any of these factors could have a material adverse effect on our business.

Our sales cycle is long and unpredictable, which requires us to incur high sales and marketing expenses with no assurance that a sale will result.

The sales cycle for our equipment systems can be a year or longer, involving individuals from many different areas of our company and numerous product presentations and demonstrations for our prospective customers. Our sales process for these systems also includes the production of samples and customization of products for our prospective customers.

Our Imaging business is also subject to long sales cycles because many of our products, such as our LIVAR system, often must be designed into our customers products, which are often complex state-of-the-art products. These development cycles are often multi-year and our sales are contingent on our customer successfully integrating our product into their product, completing development of their product and then obtaining production orders for their product.

As a result, we may not recognize revenue from our products for extended periods of time after we have completed development, and made initial shipments of, our products, during which time we may expend substantial funds and management time and effort with no assurance that a sale will result.

We operate in an intensely competitive marketplace, and our competitors have greater resources than we do.

In the market for our disk sputtering systems, we have experienced competition from competitors such as Anelva Corporation, which is a subsidiary of NEC Corporation and Unaxis Holdings, Ltd, each of which has sold substantial numbers of systems worldwide. Up to 1998, we also experienced competition from Ulvac Technologies, Inc. In the market for our Imaging products, we experience competition from companies such as ITT Industries, Inc. and Northrop Grumman Corporation, the primary U.S. manufacturers of Generation-III night vision devices and their derivative products. Our competitors have substantially greater financial, technical, marketing, manufacturing and other resources than we do. We cannot assure you that our competitors will not develop enhancements to, or future generations of, competitive products that offer superior price or performance features. Likewise, we cannot assure you that new competitors will not enter our markets and develop such enhanced products. Accordingly, competition for our customers is intense, and our competitors have historically offered substantial pricing concessions and incentives to attract our customers or retain their existing customers.

Our Imaging business depends heavily on government contracts, which are subject to immediate termination and are funded in increments. The termination of or failure to fund one or more of these contracts could have a negative impact on our operations.

We sell many of our Imaging products and services directly to the U.S. government, as well as to prime contractors for various U.S. government programs. Generally, government contracts are subject to oversight audits by government representatives and contain provisions permitting termination, in whole or in part, without prior notice at the government's convenience upon the payment of compensation only for work done and commitments made at the time of termination. We cannot assure you that one or more of the government contracts under which we or our customers operate will not be terminated under these circumstances. Also, we cannot assure you that we or our customers would be able to procure new government contracts to offset the revenues lost as a result of any termination of existing contracts, nor can we assure you that we or our customers will continue to remain in good standing as federal contractors. The loss of one or more government contracts by us or our customers could have a material adverse effect on our operating results.

Furthermore, the funding of multi-year government programs is subject to congressional appropriations, and there is no guarantee that the U.S. government will make further appropriations. The loss of funding for a government program would result in a loss of anticipated future revenues attributable to that program. That could increase our overall costs of doing business and have a material adverse effect on our operating results.

In addition, sales to the U.S. government and its prime contractors may be affected by changes in procurement policies, budget considerations and political developments in the United States or abroad. The influence of any of these factors, which are beyond our control, could also negatively impact our financial condition. We also may experience problems associated with advanced designs required by the government which may result in unforeseen technological difficulties and cost overruns. Failure to overcome these technological difficulties and the occurrence of cost overruns would have a material adverse effect on our business.

We may not be successful in maintaining and obtaining the necessary export licenses to conduct operations abroad, and the United States government may prevent proposed sales to foreign customers.

Many of our Imaging products require export licenses from United States Government agencies under the Export Administration Act, the Trading with the Enemy Act of 1917, the Arms Export Act of 1976 and the International Trading in Arms Regulations ("ITAR"). We can give no assurance that we will be successful in obtaining all the licenses necessary to export our products. Export to countries which are not considered by the United States Government to be allies is also likely to be prohibited. This limits the potential market for our products. Failure to obtain, or delays in obtaining, or revocation of previously issued licenses would prevent us from selling our products outside the United States, may subject us to fines or other penalties, and would have a material adverse effect on our business, financial condition and results of operations.

Our sales of disk sputtering systems are dependent on substantial capital investment by our customers, far in excess of the cost of our products.

Our customers must make extremely large capital expenditures in order to purchase our systems and other related equipment and facilities. These costs are far in excess of the cost of our systems alone. The magnitude of such capital expenditures requires that our customers have access to large amounts of capital and that they be willing to invest that capital over long periods of time to be able to purchase our equipment. The magnetic disk manufacturing industry has not made significant additions to its production capacity until recently. Some of our potential customers may not be willing or able to make the magnitude of capital investment required, especially during a downturn in either the overall economy or the hard disk drive industry.

Our stock price is volatile.

The market price and trading volume of our common stock has been subject to significant volatility, and this trend may continue. During 2004, the closing price of our common stock, as traded on The Nasdaq National Market, fluctuated from a low of $3.92 to a high of $17.92 per share. The value of our common stock may decline regardless of our operating performance or prospects. Factors affecting our market price include:

- our perceived prospects;
- variations in our operating results and whether we achieve our key business targets;
- sales or purchases of large blocks of our stock;
- changes in, or our failure to meet, our revenue and earnings estimates;
- changes in securities analysts' buy or sell recommendations;
- differences between our reported results and those expected by investors and securities analysts;
- announcements of new contracts, products or technological innovations by us or our competitors;
- market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors;
- our high fixed operating expenses, including research and development expenses;
- developments in the financial markets; and
- general economic, political or stock market conditions in the United States and other major regions in which we do business.

Recent events have caused stock prices for many companies, including ours, to fluctuate in ways unrelated or disproportionate to their operating performance. The general economic, political and stock market conditions that may affect the market price of our common stock are beyond our control. The market price of our common stock at any particular time may not remain the market price in the future. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities. Any such litigation, if instituted against us, could result in substantial costs and a diversion of management's attention and resources.

Changes in existing financial accounting standards or practices or taxation rules or practices may adversely affect our results of operations.

Changes in existing accounting or taxation rules or practices, new accounting pronouncements or taxation rules, or varying interpretations of current accounting pronouncements or taxation practice could have a significant adverse effect on our results of operations or the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective. For example, we currently are not required to record stock-based compensation charges to earnings in connection with stock options grants to our employees. However, Financial Accounting Standards Board (FASB) 123R, "Stock-Based Payments" will require us to record stock-based compensation charges to earnings for employee stock option grants commencing in the third quarter of 2005. Such charges will negatively impact our earnings.

Our future success depends on international sales and the management of global operations

International sales accounted for 68% of total revenues in 2004. We expect that international sales will continue to account for a significant portion of our total revenue in future years. We are subject to various challenges related to the management of global operations, and international sales are subject to risks including, but not limited to regional economic and political conditions, challenges in staffing and managing foreign operations, changes in currency controls, potentially adverse tax consequences, difference in enforcement of intellectual property rights and fluctuation in interest and currency exchange rates. Any of these factors could have a material adverse effect on our business and operating results.

Our dependence on suppliers for certain parts, some of them sole-sourced, makes us vulnerable to manufacturing interruptions and delays, which could affect our ability to meet customer demand.

We are a manufacturing business. Purchased parts constitute the largest component of our product cost. Our ability to manufacture depends on the timely delivery of parts, components, and subassemblies from suppliers. We obtain some of the key components and sub-assemblies used in our products from a single supplier or a limited group of suppliers. If any of our suppliers fail to deliver quality parts on a timely basis, we may experience delays in manufacturing, which could result in delayed product deliveries or increased costs to expedite deliveries or develop alternative suppliers. Development of alternative suppliers could require redesign of our products. Any or all of these factors could have a material adverse effect on our business and operating results.

Our business depends on the integrity of our intellectual property rights.

The success of our business depends upon integrity of our intellectual property rights and we cannot assure you that:

- any of our pending or future patent applications will be allowed or that any of the allowed applications will be issued as patents;

- any of our patents will not be invalidated, deemed unenforceable, circumvented or challenged;

- the rights granted under our patents will provide competitive advantages to us;

- any of our pending or future patent applications will issue with claims of the scope that we sought, if at all;

- other parties will not develop similar products, duplicate our products or design around our patents; or

- our patent rights, intellectual property laws or our agreements will adequately protect our intellectual property or competitive position.

Failure to protect our intellectual property rights adequately could have a material adverse effect on our business.

We provide products that are expected to have long useful lives and that are critical to our customers' operations. From time to time, as part of business agreements, we place portions of our intellectual property into escrow to provide assurance to our customers that our technology will be available to them in the event that we are unable to support them at some point in the future.

From time to time, we have received claims that we are infringing third parties' intellectual property rights. We cannot assure you that third parties will not in the future claim that we have infringed current or future patents, trademarks or other proprietary rights relating to our products. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us. Any of the foregoing could have a material adverse effect on our business.

Our business is based in Northern California, where operating costs are high and competition for employees is intense.

Our U.S. operations are located in Santa Clara, California and Fremont, California, where the cost of doing business and recruiting employees is high. Failure to manage these costs well could have a material adverse effect on our operating results. Additionally, our operating results depend, in large part, upon our ability to retain and attract qualified management, engineering, marketing, manufacturing, customer support, sales and administrative personnel. Furthermore, we compete with similar industries, such as the semiconductor industry, for the same pool of skilled employees. Failure to attract and retain qualified personnel could have a material adverse effect on our business.

Business interruptions, such as earthquakes or other natural or man-made disasters, could disrupt our operations and adversely affect our business.

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, unauthorized intrusion and other catastrophic events beyond our control. Our contingency plans for addressing these kinds of events may not be sufficient to prevent system failures and other interruptions in our operations that have a material adverse effect on our business. Additionally, our suppliers' suffering similar business interruptions could have an adverse effect on our manufacturing ability. If any natural or man-made disasters do occur, our operations could be disrupted for prolonged periods, which could have a material adverse effect on our business.

Changes in demand caused by fluctuations in interest and currency exchange rates may reduce our international sales.

Sales and operating activities outside of the United States are subject to inherent risks, including fluctuations in the value of the U.S. dollar relative to foreign currencies, tariffs, quotas, taxes and other market barriers, political and economic instability, restrictions on the export or import of technology, potentially limited intellectual property protection, difficulties in staffing and managing international operations and potentially adverse tax consequences. We earn a significant portion of our revenue from international sales, and there can be no assurance that any of these factors will not have an adverse effect on our ability to sell our products or operate outside the United States.

We currently quote and sell the majority of our products in U.S. dollars. From time to time, we may enter into foreign currency contracts in an effort to reduce the overall risk of currency fluctuations to our business. However, there can be no assurance that the offer and sale of products denominated in foreign currencies, and the related foreign currency hedging activities, will not adversely affect our business.

Our principal competitor for disk sputtering equipment is based in Japan and has a cost structure based on the Japanese yen. Accordingly, currency fluctuations could cause the price of our products to be more or less competitive than our principal competitor's products. Currency fluctuations will decrease or increase our cost structure relative to those of our competitors, which could lessen the demand for our products and affect our competitive position.

We routinely evaluate acquisition candidates and other diversification strategies.

We have completed a number of acquisitions as part of our efforts to expand and diversify our business. For example, our business was initially acquired from Varian Associates in 1991. We acquired our gravity lubrication and rapid thermal processing product lines in two acquisitions. We sold the rapid thermal processing product line in November 2002. We also acquired our RPC electron beam processing business in late 1997, and subsequently closed this business. We intend to continue to evaluate new acquisition candidates, divestiture and diversification strategies. Any acquisition involves numerous risks, including difficulties in the assimilation of the acquired company's employees, operations and products, uncertainties associated with operating in new markets and working with new customers, and the potential loss of the acquired company's key employees. Additionally, unanticipated expenses, difficulties and consequences may be incurred relating to the integration of technologies, research and development, and administrative and other functions. Any future acquisitions may also result in potentially dilutive issuance of equity securities, acquisition- or divestiture-related write-offs or the assumption of debt and contingent liabilities. Any of the above factors could have a material adverse effect on our business.

We use hazardous materials and are subject to risks of non-compliance with environmental and safety regulations.

We are subject to a variety of governmental regulations relating to the use, storage, discharge, handling, emission, generation, manufacture, treatment and disposal of toxic or otherwise hazardous substances, chemicals, materials or waste. If we fail to comply with current or future regulations, such failure could result in suspension of our operations, alteration of our manufacturing process, or substantial civil penalties or criminal fines against us or our officers, directors or employees. Additionally, these regulations could require us to acquire expensive remediation or abatement equipment or to incur substantial expenses to comply with them. Failure to properly manage the use, disposal or storage of, or adequately restrict the release of, hazardous or toxic substances could subject us to significant liabilities.

Future sales of shares of our common stock by our officers, directors and affiliates could cause our stock price to decline.

Substantially all of our common stock may be sold without restriction in the public markets. Shares held by our directors, executive officers and affiliates are subject to volume and manner of sale restrictions, and as otherwise described in the following sentence. We have an agreement with Foster City LLC and Redemco LLC that gives Foster City and Redemco the right to require us to file a registration statement on Form S-3, registering the resale of all shares of our common stock held by Foster City and Redemco. Sales of a substantial number of shares of common stock in the public market or the perception that these sales could occur could materially and adversely affect our stock price and make it more difficult for us to sell equity securities in the future at a time and price we deem appropriate.

Anti-takeover provisions in our charter documents and under California law could prevent or delay a change in control, which could negatively impact the value of our common stock by discouraging a favorable merger or acquisition of us.

Our articles of incorporation authorize our board of directors to issue up to 10,000,000 shares of preferred stock and to determine the powers, preferences, privileges, rights, including voting rights, qualifications, limitations and restrictions of those shares, without any further vote or action by the shareholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. The issuance of preferred stock could have the effect of delaying, deterring or preventing a change in control and could adversely affect the voting power of your shares. In addition, provisions of California law could make it more difficult for a third party to acquire a majority of our outstanding voting stock by discouraging a hostile bid, or delaying or deterring a merger, acquisition or tender offer in which our shareholders could receive a premium for their shares or a proxy contest for control of our company or other changes in our management.

Item 2. *Properties*

We lease a 119,583 square foot facility in Santa Clara, California. The two-story facility includes offices, manufacturing, engineering labs and clean rooms. All of our operations, with the exception of our Singapore customer support office and a sensor fabrication facility, are housed at the Santa Clara facility. In February 2004, we executed an amendment to the lease for the Santa Clara facility which extended the lease for five years. The lease for the Santa Clara facility now expires in March 2012. We also lease a facility of approximately 3,600 square feet in Singapore to house the Singapore customer support organization. This lease expires in March 2006. In January 2004, we entered into a lease for a sensor fabrication facility. This 9,505 square foot facility is located in Fremont, California. The lease for the Fremont facility expires in February 2013. We operate with two full manufacturing shifts. We believe that we have sufficient productive capacity to meet our current needs.

Item 3. *Legal Proceedings*

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. We expect that the number and significance of these matters will increase as our business expands. Any claims or proceedings against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, result in the diversion of significant operational resources, or require us to enter into royalty or licensing agreements which, if required, may not be available on terms favorable to us or at all. We are not presently party to any lawsuit or proceeding that, in our opinion, is likely to seriously harm our business.

Item 4. *Submission of Matters to a Vote of Security-Holders*

No matters were submitted to a vote of security-holders during the fourth quarter of the fiscal year covered by this Annual Report on Form 10-K.

EXECUTIVE OFFICERS AND DIRECTORS

Certain information about Intevac's directors and executive officers as of March 22, 2005 is listed below:

Name	Age	Position
Executive Officers and Directors:		
Norman H. Pond	66	Chairman of the Board
Kevin Fairbairn	51	President, Chief Executive Officer and Director
Verle Aebi	50	President of Photonics Technology Division
Charles B. Eddy III	54	Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Secretary
Luke Marusiak	42	Chief Operating Officer
David Dury(1)(3)	56	Director
Stanley J. Hill(3)	63	Director
David N. Lambeth(2)	57	Director
Robert Lemos(1)(2)	64	Director
Arthur L. Money(1)	65	Director
Other Key Officers:		
Kimberly Burk	39	Director, Human Resources
Stephen Gustafson	33	Director, Imaging Operations
Ralph Kerns	58	Vice President, Business Development, Equipment Products
Christopher Lane	38	Vice President and General Manager, Commercial Imaging Division

(1) Member of Audit Committee

(2) Member of Compensation Committee

(3) Member of Nominating and Governance Committee

Mr. Pond is a founder of Intevac and has served as Chairman of the Board since February 1991. Mr. Pond served as President and Chief Executive Officer from February 1991 until July 2000 and again from September 2001 through January 2002. Mr. Pond holds a BS in physics from the University of Missouri at Rolla and an MS in physics from the University of California at Los Angeles.

Mr. Fairbairn joined Intevac as President and Chief Executive Officer in January 2002 and was appointed a director in February 2002. Before joining Intevac, Mr. Fairbairn was employed by Applied Materials from July 1985 to January 2002, most recently as Vice-President and General Manager of the Conductor Etch

Organization with responsibility for the Silicon and Metal Etch Divisions. From 1996 to 1999, Mr. Fairbairn was General Manager of Applied Materials' Plasma Enhanced Chemical Vapor Deposition Business Unit and from 1993 to 1996, he was General Manager of Applied Materials' Plasma Silane CVD Product Business Unit. Mr. Fairbairn holds an MA in Engineering Sciences from Cambridge University.

Mr. Aebi has served as President of the Photonics Division since July 2000. Mr. Aebi served as General Manager of the Photonics Division since May 1995 and was elected as a Vice President of the Company in September 1995. From 1988 through 1994, Mr. Aebi was the Engineering Manager of our night vision business, where he was responsible for new product development in the areas of advanced photocathodes and image intensifiers. Mr. Aebi holds a BS in physics and an MS in electrical engineering from Stanford University.

Mr. Eddy has served as Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Secretary since April 1991. Mr. Eddy holds a BS in engineering science from the University of Virginia and an MBA from Dartmouth College.

Mr. Marusiak joined Intevac as Chief Operating Officer in April 2004. Before joining Intevac, Mr. Marusiak was employed by Applied Materials from July 1991 to April 2004, most recently as Senior Director of North American Operations. Previously, Mr. Marusiak managed Applied Materials' Field Operations in North America. Mr. Marusiak holds a Bachelor's in electrical engineering from Gannon University and an MS in Teleprocessing Science from the University of Southern Mississippi.

Mr. Dury has served as a director of Intevac since July 2002. Mr. Dury is a co-founder of Mentor Capital Group, a venture capital firm. From 1996 to 2000, Mr. Dury served as Senior Vice-President and Chief Financial Officer of Aspect Development, a software development firm. Mr. Dury holds a BA in psychology from Duke University and an MBA from Cornell University. He is also a director of Phoenix Technologies Ltd.

Mr. Hill was appointed as a director of Intevac in March 2004. Mr. Hill joined Kaiser Aerospace and Electronics Corporation ("Kaiser"), a privately held manufacturer of electronics and electro-optical systems, in 1969 and served as Chief Executive Officer and Chairman of both Kaiser and K Systems, Inc., Kaiser's parent company, from 1997 to 2000. Prior to his appointment as Chief Executive Officer, Mr. Hill served in a number of executive positions at Kaiser. Mr. Hill holds a BS in Mechanical Engineering from the University of Maine and a Master of Engineering from the University of Connecticut and has completed post graduate studies at the University of Santa Clara business school. He is also a director of First Aviation Services, Inc.

Dr. Lambeth has served as a director of Intevac since May 1996. Dr. Lambeth has been Professor of both Electrical and Computer Engineering and Material Science Engineering at Carnegie Mellon University since 1989. Dr. Lambeth was Associate Director of the Data Storage Systems at Carnegie Mellon University from 1989 to 1999. Since 1988, Dr. Lambeth has been the owner of Lambeth Systems, an engineering consulting and research firm. Dr. Lambeth holds a BS in electrical engineering from the University of Missouri and a Ph.D. in physics from the Massachusetts Institute of Technology.

Mr. Lemos has served as a director of Intevac since August 2002. Mr. Lemos retired from Varian Associates, Inc. in 1999 after 23 years, including serving as Vice-President and Chief Financial Officer from 1988 to 1999. Mr. Lemos has a BS in Business from the University of San Francisco, a JD in law from Hastings College and an LLM in law from New York University.

Mr. Money has served as a director of Intevac since October 2003. Mr. Money served as the Assistant Secretary of Defense for Command, Control, Communication and Intelligence (C3I) from October 1999 to April 2001. Prior to his Senate confirmation in that role, he was the Senior Civilian Official, Office of the Assistant Secretary of Defense (C3I) from February 1998. Mr. Money also served as the Chief Information Officer for the Department of Defense from 1998 to 2001. From 1996 to 1998, he served as Assistant Secretary of the Air Force for Research, Development and Acquisition. Prior to his government service, Mr. Money was President of ESL Inc., a subsidiary of TRW, from 1990 to 1995, and prior to 1990 he held senior management positions with ESL Inc. and the TRW Avionics and Surveillance Group. He is also a director of CACI International, Essex Corporation, Intelli-Check, SafeNet, Inc., Silicon Graphics, Inc. and

Terremark Worldwide, Inc. Mr. Money holds an MS in Mechanical Engineering from the University of Santa Clara and a BS in Mechanical Engineering from San Jose State University.

Ms. Burk has served as Human Resources Director since May 2000. Prior to joining Intevac, Ms. Burk served as Human Resources Manager of Moen, Inc. from 1999 to 2000 and served as Human Resources Manager of Lawson Mardon from 1994 to 1999. Ms. Burk holds a BS in Sociology from Northern Illinois University.

Mr. Gustafson has served as Director of Imaging Operations since February 2003. Before joining Intevac in May 2002, Mr. Gustafson was employed by Applied Materials as a Sr. Operations Manager in the Conductor Etch Organization. Mr. Gustafson holds a BA in Humanities and an MS in Industrial Engineering from San Jose State University.

Mr. Kerns joined Intevac as Vice President, Business Development of the Equipment Products Division in August 2003. Before joining Intevac, Mr. Kerns was employed by Applied Materials from April 1997 to November 2002, most recently as Managing Director for Business Development for the Process Modules Group. Previously, Mr. Kerns was General Manager of Applied Materials' Metal Etch Division from 2000 to 2002. From 1998 to 2000, Mr. Kerns was Senior Director for North America Multinational Accounts and from 1997 to 1998, he was General Manager of Applied Materials' Dielectric Etch Division. Mr. Kerns holds a BS in Chemistry from the University of Idaho and a PhD in Theoretical Chemistry from Princeton University.

Mr. Lane has served as General Manager of the Commercial Imaging Division since he joined Intevac in July 2002 and was elected a Vice-President in February 2003. Before joining Intevac, from 1990 to July 2002, Mr. Lane was employed by Applied Materials, most recently as Director of Engineering, CVD and Etch, in the Conductor Etch Organization. Mr. Lane holds a BS in Mechanical Engineering, a MS in Engineering Management and a MBA, all from California Polytechnic State University at San Luis Obispo.

PART II

Item 5. *Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities*

Price Range of Common Stock

Our common stock is listed on The Nasdaq National Market under the symbol "IVAC." As of December 31, 2004, there were approximately 132 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders.

The following table sets forth the high and low closing sale prices per share as reported on The Nasdaq National Market for the periods indicated.

	High	Low
Fiscal 2003:		
First Quarter	$ 5.07	$3.52
Second Quarter	6.87	3.75
Third Quarter	9.95	6.72
Fourth Quarter	17.35	9.70
Fiscal 2004:		
First Quarter	$17.92	$9.86
Second Quarter	11.39	8.47
Third Quarter	9.46	3.92
Fourth Quarter	7.95	5.01

Dividend Policy

We currently anticipate that we will retain our earnings, if any, for use in the operation of our business and do not expect to pay cash dividends on our capital stock in the foreseeable future.

Item 6. *Selected Consolidated Financial Data*

The following table presents our selected financial data and is qualified by reference to, and should be read in conjunction with, the consolidated financial statements of Intevac, including the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations, each appearing elsewhere in this report.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Net revenues:					
Systems and components	$61,326	$ 27,738	$ 27,625	$ 43,599	$ 30,074
Technology development	8,289	8,556	6,159	7,885	5,975
Total net revenues	69,615	36,294	33,784	51,484	36,049
Cost of net revenues:					
Systems and components	45,528	19,689	20,009	30,025	20,658
Technology development	6,856	6,032	5,150	7,988	6,022
Goodwill write-off	—	—	—	—	1,056
Inventory provisions	1,375	743	1,316	3,716	6,323
Total cost of net revenues	53,759	26,464	26,475	41,729	34,059
Gross profit	15,856	9,830	7,309	9,755	1,990
Operating expenses:					
Research and development	11,580	12,037	10,846	14,478	10,576
Selling, general and administrative	9,525	8,448	7,752	6,745	4,415
Restructuring and other	—	—	—	—	(638)
Total operating expenses	21,105	20,485	18,598	21,223	14,353
Operating loss	(5,249)	(10,655)	(11,289)	(11,468)	(12,363)
Interest expense	(55)	(1,787)	(2,981)	(2,912)	(3,033)
Interest income and other income, net	1,070	177	16,452	2,473	3,072
Income (loss) before income taxes	(4,234)	(12,265)	2,182	(11,907)	(12,324)
Provision for (benefit from) income taxes	110	38	(6,592)	5,029	—
Net income (loss)	$(4,344)	$(12,303)	$ 8,774	$(16,936)	$(12,324)
Basic earnings per share:					
Net income (loss)	$ (0.22)	$ (0.95)	$ 0.73	$ (1.42)	$ (1.04)
Shares used in per share calculations	19,749	12,948	12,077	11,955	11,803
Diluted earnings per share:					
Net income (loss)	$ (0.22)	$ (0.95)	$ 0.66	$ (1.42)	$ (1.04)
Shares used in per share calculations	19,749	12,948	15,262	11,955	11,803
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$42,034	$ 19,507	$ 28,457	$ 18,157	$ 38,403
Working capital	53,100	22,638	31,309	27,160	41,093
Total assets	79,622	55,975	60,298	60,165	83,936
Long-term debt	—	—	30,568	37,545	41,245
Total shareholders' equity	69,375	30,869	10,545	1,408	17,804

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis contains forward-looking statements which involve risks and uncertainties. Words such as "believes," "expects," "anticipates" and the like indicate forward-looking statements. These forward looking statements include comments related to our projected revenue, gross margin, operating expense, profitability, income tax expense, effective tax rate, capital spending and cash balances; the adequacy of our cash balances to fund our operations; projected volatility in our financial results; projected customer requirements for new capacity and technology upgrades for our installed base of magnetic disk manufacturing equipment and when, and if, our customers will place orders for these products; projected change from period to period in the customers, and location of customers, that constitute the majority of our revenues; the length of development, marketing and deployment cycles for military customers; Imaging's ability to proliferate its technology into major military weapons programs and to develop and introduce commercial products; and the timing of delivery and/or acceptance of our backlog for revenue. Our actual results may differ materially from the results discussed in the forward-looking statements for a variety of reasons, including those set forth under "Certain Factors Which May Affect Future Operating Results" and should be read in conjunction with the Consolidated Financial Statements and related Notes contained elsewhere in this Annual Report on Form 10-K.

Overview

Our operations include two businesses, an Equipment business and an Imaging business. The Equipment business designs, manufactures, markets and services complex capital equipment that deposits highly engineered thin films of material onto disks used in hard disk drives. Our Imaging business develops and manufactures electro-optical sensors, cameras and systems that permit highly sensitive detection of photons in the visible and near infrared portions of the spectrum, allowing vision in extreme low light situations.

Equipment Business

In the early 1990s we developed a system, the MDP-250, to deposit magnetic films and protective overcoats onto magnetic disks used in hard disk drives. This system gained wide acceptance and by the late 1990s was being used to manufacture approximately half of the disks used in hard disk drives worldwide. In late 2003, we introduced a new system, the 200 Lean. As of December 2004 we had delivered twelve 200 Lean systems. We believe that there are a total of approximately 117 MDP-250 and 200 Lean systems currently in use in production and research and development applications. The hard disk drive industry has gone through significant consolidation, and there are now only seven significant manufacturers of magnetic disks, some of whom also manufacture hard disk drives. As a result of an increasingly smaller number of customers and the high average selling price of our products, our equipment revenues tend to be volatile from quarter to quarter. In addition, our Equipment business has historically been subject to capital spending cycles. For example, in the period from 1995 through the middle of 1998, we sold $300 million of disk manufacturing equipment. In the period from the middle of 1998 thru 2003 our disk equipment revenues averaged approximately $20 million per year and consisted of the sale of a limited number of systems, technology upgrades, parts and service for the installed base of our systems. In 2004 our sales of disk manufacturing equipment grew to approximately $60 million as a result of sales of our new 200 Lean system.

We believe the majority of magnetic disk manufacturers are now utilizing most of their capacity. We believe that the expected introduction in 2005 of high density disks based on perpendicular recording techniques will also require disk manufacturers to significantly upgrade the technical capability of their installed base of manufacturing equipment to accommodate the additional number of process steps predicted to be required by perpendicular recording technology roadmaps.

We also have historically manufactured both deposition and rapid thermal processing equipment used in the manufacture of flat panel displays. Since 2000, cumulative revenues from sales of flat panel display manufacturing systems totaled $36.5 million. In late 2002 we sold our rapid thermal processing product line to Photon Dynamics of San Jose, California. Since then, we have focused our sputtering equipment efforts on disk manufacturing and have not taken orders for any new flat panel display manufacturing systems.

Imaging Business

Our Imaging business develops and manufactures electro-optical sensors, cameras and systems that permit highly sensitive detection of photons in the visible and near infrared portions of the spectrum, allowing imaging in extreme low light situations. Our military products include extreme low light sensors and cameras for use in short- to medium-range military applications and LIVAR cameras and systems for positive target identification at long range. The majority of the funding for our Photonics Technology Division's activities has historically come from research and development contracts with the United States Government and its contractors, with the balance being funded internally. In 2004, we began working with a foreign customer on the development of a low light camera for use in that customer's military head mounted system, which our customer is under contract to deliver to the armed forces of a NATO country. In 2004, we began delivering two standard products, NightVista low light cameras and Model 400 LIVAR cameras.

Developing advanced products for the military involves long development cycles, as products move through successive multi-year stages of technology demonstration, engineering and manufacturing product development, prototype production and then product deployment. Each stage in this process requires ongoing government funding. To date, substantially all of our Imaging business revenues has been derived from contract research and development, rather than product sales. In July 2002, in order to shorten the time to market and to increase the number of markets for our imaging products, we began to fund development of imaging products for commercial markets. Revenues from these activities have not yet been significant.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make judgments, assumptions and estimates that affect the amounts reported. Note 2 of Notes to Consolidated Financial Statements describes the significant accounting policies used in the preparation of the consolidated financial statements. Certain of these significant accounting policies are considered to be critical accounting policies, as defined below.

A critical accounting policy is defined as one that is both material to the presentation of our financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on our financial conditions and results of operations. Specifically, critical accounting estimates have the following attributes: 1) We are required to make assumptions about matters that are highly uncertain at the time of the estimate; and 2) different estimates we could reasonably have used, or changes in the estimate that are reasonably likely to occur, would have a material effect on our financial condition or results of operations.

Estimates and assumptions about future events and their effects cannot be determined with certainty. We base our estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances. These estimates may change as new events occur, as additional information is obtained and as our operating environment changes. These changes have historically been minor and have been included in the consolidated financial statements as soon as they become known. In addition, management is periodically faced with uncertainties, the outcomes of which are not within its control and will not be known for prolonged periods of time. Many of these uncertainties are discussed in the prior section entitled "Certain Factors Which May Affect Future Operating Results." Based on a critical assessment of our accounting policies and the underlying judgments and uncertainties affecting the application of those policies, management believes that our consolidated financial statements are fairly stated in accordance with US GAAP, and provide a meaningful presentation of our financial condition and results of operation.

We believe the following critical accounting policies affect the more significant judgments and estimates we make in preparing our consolidated financial statements. We also have other key accounting policies and accounting estimates related to the collectibility of trade receivables, valuation of deferred tax assets and prototype product costs. We believe that these other accounting policies and other accounting estimates either do not generally require us to make estimates and judgments that are as difficult or subjective, or it is less likely that they would have a material impact on our reported results of operation for a given period.

Revenue Recognition

Certain of our system sales with customer acceptance provisions are accounted for as multiple-element arrangements. If we have previously met defined customer acceptance levels with the specific type of system, then we recognize revenue for the fair market value of the system upon shipment and transfer of title, and recognize revenue for the fair market value of installation and acceptance services when those services are completed. We estimate the fair market value of the installation and acceptance services based on our actual historical experience. For systems that have generally not been demonstrated to meet product specifications prior to shipment, revenue recognition is typically deferred until customer acceptance. For example, while initial shipments of our 200 Lean system were recognized for revenue upon customer acceptance during 2004, we expect that 200 Leans will be generally be recognized for revenue upon shipment during 2005.

In some instances, hardware that is not essential to the functioning of the system may be delivered after acceptance of the system. In these cases, we estimate the fair market value of the non-essential hardware as if it had been sold on a stand-alone basis, and defer recognizing revenue on that value until the hardware is delivered.

We perform best efforts research and development work under various government-sponsored research contracts. These contracts are a mixture of cost-plus-fixed-fee ("CPFF") and firm fixed-price ("FFP"). Revenue on CPFF contracts is recognized in accordance with contract terms, typically as costs are incurred. Revenue on FFP contracts is generally recognized on the percentage-of-completion method based on costs incurred in relation to total estimated costs. Provisions for estimated losses on FFP research contracts are recorded in the period in which such losses are determined.

Inventories

Inventories are priced using standard costs, which approximate first-in, first-out, and are stated at the lower of cost or market. The carrying value of inventory is reduced for estimated excess and obsolescence by the difference between its costs and the estimated market value based on assumptions about future demand. We evaluate the inventory carrying value for potential excess and obsolete inventory exposures by analyzing historical and anticipated demand. In addition, inventories are evaluated for potential obsolescence due to the effect of known and anticipated engineering change orders and new products. If actual demand were to be substantially lower than estimated, additional inventory adjustments would be required, which could have a material adverse effect on our business, financial condition and results of operation.

Warranty

We provide for the estimated cost of warranty when revenue is recognized. Our warranty is per contract terms and is typically 12 months from customer acceptance. We also sell extended warranties beyond 12 months to some customers. We use estimated repair or replacement costs along with our actual warranty experience to determine our warranty obligation. We exercise judgment in determining the underlying estimates. Should actual warranty costs differ substantially from our estimates, revisions to the estimated warranty liability would be required, which could have a material adverse effect on our business, financial condition and results of operations.

Results of Operations

Net revenues. Net revenues consist primarily of sales of equipment used to manufacture magnetic disks, equipment used to manufacture flat panel displays, related equipment and system components, and contract research and development related to the development of electro-optical devices and systems. Net revenues totaled $69.6 million, $36.3 million and $33.8 million in 2004, 2003 and 2002, respectively.

Equipment revenues totaled $60.5 million, $26.7 million and $27.1 million in 2004, 2003 and 2002, respectively. The increase in Equipment revenues was the result of the sale of eleven 200 Lean systems and two MDP-250 systems and an increase in revenue from disk equipment technology upgrades and spare parts. During 2003, we sold two disk sputtering systems and recognized revenue on upgrades to five D-STAR® systems that were originally delivered in 2001. Equipment revenues declined slightly between 2003 and 2002 as a result of the closure of the fabrication center in 2002. Net revenues for 2002 include $7.1 million of sales of rapid thermal processing equipment, a product line we sold in November 2002. Our fabrication center, which manufactured machined parts, contributed sales to outside customers of $604,000 in 2002. The fabrication center was closed in September 2002. We replaced the fabrication center with a smaller model shop during 2003. The model shop manufactures engineering prototypes and parts for use in our products.

The magnetic disk manufacturing industry has now consolidated into a small number of large manufacturers. We believe that the majority of our active customers now utilize most of their capacity and that there is significant potential for these customers to both resume adding capacity and to upgrade the technical capability of their installed base to permit production of high density disks for perpendicular recording rather than the current longitudinal technology. In the past few months we have responded to requests for quotes from five customers related to delivery of the 200 Lean system. While there is no guarantee that these customers will actually place orders for new disk sputtering systems, our outlook for the Equipment business in 2005 is positive and we expect our revenues will grow relative to 2004.

Imaging revenues totaled $9.1 million, $9.5 million and $6.7 million in 2004, 2003 and 2002, respectively. The decrease in Imaging revenues was primarily the result of an increase in cost-shared development programs, especially our military head mounted display development activities. This reduced the revenue we could generate per employee in Imaging. Commercial sales of Imaging products increased in the fourth quarter, with NightVista and LIVAR cameras delivered to a total of 14 customers. In 2003, Imaging revenues increased due primarily to an increase in revenues from contract research and development and, to a lesser extent, increased revenue from the sale of prototype products. In 2005, we expect the Imaging business revenue to grow, with increases in both contract research and development revenue and product revenue, although we don't anticipate our Imaging business will be profitable in 2005. Substantial growth in future Imaging revenues is dependent on proliferation of our technology into major military weapons programs, the ability to obtain export licenses for foreign customers, obtaining production subcontracts for these programs and the successful launch of our commercial products.

Our backlog of orders at December 31, 2004 was $10.5 million, as compared to a December 31, 2003 backlog of $43.3 million, and does not include orders for new systems that we announced early in 2005. As of March 21, 2005, we have announced new orders for nine 200 Lean systems and four MDP-250B systems. The $10.5 million of backlog at December 31, 2004 consisted of $5.6 million of Equipment backlog and $4.9 million of Imaging backlog. The $43.3 million of backlog at December 31, 2003 consisted of $40.5 million of Equipment backlog and $2.8 million of Imaging backlog. The decrease in Equipment backlog was primarily the result of the recognition for revenue of eleven Intevac 200 Lean disk sputtering systems that were in backlog at December 31, 2003. Most of our backlog at December 31, 2004 is scheduled for either customer acceptance or delivery during 2005.

Significant portions of our revenues in any particular period have been attributable to sales to a limited number of customers. In 2004, Seagate and equipment sales through Matsubo, our Japanese distributor, each accounted for more than 10% of our revenues, and in aggregate accounted for 73% of revenues. In 2003, Komag, Seagate, Lockheed Martin and equipment sales through Matsubo, each accounted for more than 10% of our revenues, and in aggregate accounted for 66% of revenues. In 2002, Seagate, Toppoly and the U.S. Army Communications-Electronics Command each accounted for more than 10% of our consolidated net revenues and in aggregate accounted for 74% of consolidated net revenues. Our largest customers tend to change from period to period.

International sales totaled $47.1 million, $23.2 million and $17.5 million in 2004, 2003 and 2002, respectively, accounting for 68%, 64% and 52% of net revenues. International revenues include products shipped to overseas operations of U.S. companies. The increase in international sales in 2004 over 2003 was primarily due to an increase in net revenues from disk sputtering systems. The increase in international sales in 2003 over 2002 was primarily due to an increase in net revenues from disk system upgrades and components. Substantially all of our international sales are to customers in the Far East. Our mix of domestic versus international sales will change from period to period depending on the location of our largest customers in each period.

Gross margin. Cost of net revenues consists primarily of purchased materials and costs attributable to contract research and development, and also includes fabrication, assembly, test and installation labor and overhead, customer-specific engineering costs, warranty costs, royalties, provisions for inventory reserves and scrap. Gross margin was 23%, 27% and 22% in 2004, 2003 and 2002, respectively.

Gross margin in Equipment was 25%, 27% and 24% in 2004, 2003 and 2002, respectively. 2004 Equipment gross margin was adversely impacted by costs incurred during the rapid production, installation and start-up of the initial production run of 200 Lean systems, and by costs for scrap and rework and actual and expected obsolescence, related primarily to design changes on our 200 Lean system. This was partially offset by higher margins on revenue from disk equipment technology upgrades and spare parts. Equipment gross margin in 2003 improved over 2002 due primarily to a reduction in inventory provisions and improved absorption of manufacturing overhead due to an increase in manufacturing volume late in the year. 2003 gross margin was negatively impacted by poor margins achieved on the five D-STAR deposition system upgrades and the sale of a used disk sputtering system at a reduced price. Equipment gross margin in 2002 was favorably impacted by lower production costs and by a reduction in inventory provisions, partially offset by the under-absorption of manufacturing overhead due to low manufacturing volume. We expect the gross margin for the Equipment business to improve in 2005, primarily as a result of cost reduction efforts undertaken on the 200 Lean system. However, we had two high cost 200 lean systems in inventory at year-end that were built during 2004 and are not expected to achieve margins as high as the margins expected on systems produced in 2005. Gross margins in the Equipment business will vary depending on a number of factors, including product cost, system configuration and pricing, factory utilization, and provisions for excess and obsolete inventory.

Gross margin in Imaging was 9%, 26% and 11% in 2004, 2003 and 2002, respectively. 2004 Imaging gross margin was impacted by our military head mounted display development program. The initial phase of this program was partially funded by the US Government and our NATO customer. The portion of this cost-shared program being funded by Intevac is reported in cost of sales, and as a result, this program made a negative contribution to gross profit in 2004. Imaging gross margin improved in 2003 over 2002 due to most of the revenue being derived from fully funded, rather than cost-shared, research and development contracts and from the sale of prototype products. We expect Imaging gross margin to improve in 2005, relative to 2004, as the cost-sharing portion of the military head mounted display development program was largely completed at the end of 2004, and revenue in 2005 will be derived primarily from fully funded research and development contracts and to a lesser extent, from the sale of products.

Research and development. Research and development expense consists primarily of prototype materials, salaries and related costs of employees engaged in ongoing research, design and development activities for disk manufacturing equipment, flat panel manufacturing equipment and Imaging products. Research and development expense totaled $11.6 million, $12.0 million and $10.8 million in 2004, 2003 and 2002, respectively, representing 17%, 33% and 32% of net revenue.

Research and development expenses declined in 2004 due to a reduction in spending for Imaging products and flat panel manufacturing equipment, partially offset by increased spending for the development of disk manufacturing equipment and the initiation of a project to develop a new Equipment product line. The increase in research and development expense in 2003 was primarily the result of higher spending for the 200 Lean disk sputtering system and for commercial imaging products, partially offset by decreased spending for flat panel products. We expect that research and development spending in 2005 will increase over 2004 as a result of two projects. In Equipment we are constructing the first engineering prototype for our new product line and the cost of this prototype will be charged to research and development expense. In Imaging, we have commissioned the design of a proprietary CMOS sensor for use in our military low light level cameras.

Research and development expenses do not include costs of $6.9 million, $6.0 million and $5.2 million in 2004, 2003 and 2002, respectively, related to contract research and development, which are included in cost of net revenues. Research and development expenses also do not include costs of $248,000 and $309,000 incurred by us in 2003 and 2002, respectively, and reimbursed under the terms of research and development cost sharing agreements related to development of disk manufacturing equipment.

Selling, general and administrative. Selling, general and administrative expense consists primarily of selling, marketing, customer support, financial and management costs and also includes production of customer samples, travel, liability insurance, legal and professional services and bad debt expense. Domestic sales and international sales of disk manufacturing products in Singapore, Malaysia and Taiwan are made by our direct sales force, whereas other international sales of disk manufacturing and other products are made by distributors and representatives that provide services such as sales, installation, warranty and customer support. We also have a subsidiary in Singapore to support customers in Southeast Asia.

Selling, general and administrative expense totaled $9.5 million, $8.4 million and $7.8 million in 2004, 2003 and 2002, respectively, representing 14%, 23% and 23% of net revenue. The increase in 2004 was primarily the result of increases in marketing and business development headcount and Sarbanes-Oxley compliance activities, partially offset by a reduction of surplus facility costs being recorded in selling, general and administrative expense. The increase in 2003 over 2002 was primarily the result of $1.1 million of surplus facility costs being recorded in selling, general and administrative expense, partially offset by a reduction in representative commissions paid. We expect that selling, general and administrative expenses will increase in 2005 over the amount spent in 2004 due primarily to a projected increase in field offices, headcount, travel, Sarbanes-Oxley compliance activities and employee benefit costs.

Interest expense. Interest expense consists primarily of interest on our convertible notes and amortization of debt issuance costs. Interest expense totaled $55,000, $1.8 million and $3.0 million in 2004, 2003 and 2002, respectively. The decrease in interest expense in 2004 was due to the elimination of our convertible notes outstanding as a result of the automatic conversion of our convertible notes due 2009 notes in the fourth quarter of 2003 and the repayment of the remaining $1.0 million of our convertible notes due 2004 in March 2004. The decrease in interest expense in 2003 was due to a reduction in the convertible notes outstanding, as a result of both the exchange offer completed in 2002 and the conversion of our 2009 notes. We expect our interest expense to be insignificant in 2005.

Interest income and other, net. Interest income and other, net totaled $1.1 million, $177,000 and $16.5 million in 2004, 2003 and 2002, respectively. Interest income and other, net in 2004 consisted of $390,000 of dividends from 601 California Avenue LLC, $634,000 of interest income on investments and $46,000 of early payment discounts and other income. Interest income and other, net in 2003 consisted of $390,000 of dividends from 601 California Avenue LLC, a $287,000 gain on the sale of the rapid thermal processing product line, $269,000 of interest income on investments and $72,000 of early payment discounts and other income, partially offset by $841,000 of expense related to the disposition of fixed assets. Interest income and other, net in 2002 consisted of $284,000 of interest income on investments, a $15.4 million gain on the sale of the rapid thermal processing product line, a $324,000 gain on the sale of fixed assets, $390,000 of dividends from 601 California Avenue LLC and $26,000 of early payment discounts and other income. We expect interest income and other, net to increase in 2005 due primarily to higher interest rates realized on our investments.

Provision for (benefit from) income taxes. In 2004, we recorded income tax expense of $110,000, due primarily to the recording of $115,000 of expense as a result of a claim we received from the California Franchise Tax Board for a portion of income tax credits we claimed in prior years, partially offset by a net credit for taxes owed by our Singapore subsidiary. Our net deferred tax asset totaled zero at December 31, 2004, net of a $19.9 million valuation allowance. We have substantial net operating loss carry-forwards which can be used to limit the taxes paid in the future and to reduce our effective tax rate to less than the statutory income tax rates in effect.

In 2003, we recorded income tax expense of $38,000, due primarily to foreign tax expense on income earned by our Singapore subsidiary. Our net deferred tax asset totaled zero at December 31, 2003, net of a $16.7 million valuation allowance.

In 2002, we recorded an income tax benefit of $6.6 million. This resulted from the enactment of the Job Creation and Worker Assistance Act of 2002 which increased the length of time, from two years to five years, over which losses incurred in 2001 and 2002 could be carried back against taxes paid in prior years. We paid federal income taxes of approximately $5.2 million for 1996, $0.9 million for 1997 and $0.5 million for 1998. Our federal tax returns, and any refunds resulting from them, are subject to audit for three years from the date filed. Our net deferred tax asset totaled zero at December 31, 2002, net of a $12.1 million valuation allowance.

Liquidity and Capital Resources

Our operating activities in 2004 used cash of $9.4 million. The cash used was primarily the result of the net loss incurred, an increase in inventory and a decrease in customer advances, partially offset by a decrease in accounts receivable and by depreciation. Operating activities used cash of $10.3 million in 2003. The cash used was primarily the result of the net loss incurred and an increase in accounts receivable, partially offset by an increase in customer advances, a decrease in inventory and by depreciation. Operating activities provided cash of $820,000 in 2002. The cash provided was primarily a result of the refund of federal income taxes paid in prior years, decreases in accounts receivable and inventory, depreciation and amortization, partially offset by the operating loss.

Our investing activities in 2004 used cash of $34.5 million as the result of the purchase of investments and fixed assets. Investing activities in 2003 used cash of $1.9 million as the result of the purchase of fixed assets, which was partially offset by additional proceeds from the sale of the rapid thermal processing product line. Investing activities in 2002 provided cash of $16.8 million as a result of the sale of the rapid thermal processing product line and the sale of equipment, which was partially offset by the purchase of fixed assets.

Our financing activities provided cash of $41.8 million in 2004 due to a public offering of our common stock and the sale of our common stock through our employee benefit plans, partially offset by the repayment of the remaining $1.0 million of our convertible notes due 2004. Financing activities provided cash of $3.2 million in 2003 due primarily to the sale of Intevac common stock to our employees through our employee benefit plans. Financing activities used cash of $7.4 million in 2002, primarily as a result of the exchange of most of our convertible notes due 2004 for new convertible notes due 2009 and cash. On July 12, 2002 we completed the exchange of $36.3 million in aggregate principal amount of our convertible notes due 2004 for $29.5 million of our new 6½% Convertible Subordinated Notes due 2009 and $7.6 million in cash, including $0.9 million for accrued interest. Sales of Intevac common stock to our employees through our employee benefit plans provided cash of $0.3 million in 2002.

At December 31, 2004, we had $17.5 million of cash and cash equivalents and $24.6 million of short-term investments. We intend to undertake approximately $5.0 million in capital expenditures during the next 12 months, and we believe our existing cash, cash equivalent and short-term investment balances will be sufficient to meet our cash requirements for the next twelve months.

We have incurred operating losses each year since 1998 and cannot predict with certainty when we will return to operating profitability. We believe an upturn in demand for the type of disk manufacturing equipment we produce is occurring, and we expect our Equipment business to be profitable in 2005. We also expect to continue to be in the investment mode in Imaging during 2005, but with lower losses than in 2004.

Contractual Obligations

In the normal course of business, we enter into various contractual obligations that will be settled in cash. These obligations consist primarily of operating lease and purchase obligations. The expected future cash flows required to meet these obligations as of December 31, 2004 are shown in the table below. More information on the operating lease obligations is available in Part II, Item 8, "Financial Statements and Supplementary Data."

	Payments Due by Period				
	Total	< 1 Year	1-3 Years	3-5 Years	> 5 Years
			(In thousands)		
Operating lease obligations	$16,459	$3,387	$5,527	$3,288	$4,257
Purchase obligations	2,143	2,143	—	—	—
Total	$18,602	$5,530	$5,527	$3,288	$4,257

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We do not use derivative financial instruments in our investment portfolio. We place our investments with high quality credit issuers and, by policy, limit the amount of credit exposure to any one issuer. Short-term investments typically consist of investments in AAA rated commercial paper and debt instruments issued by the US government and its agencies.

The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio at December 31, 2004.

	2005	2006	2007	Beyond	Total	Fair Value
Cash equivalents						
Fixed rate amounts	$ 9,980	—	—	—	$ 9,980	$ 9,976
Weighted-average rate	2.16%					
Variable rate amounts	$ 5,941				$ 5,941	$ 5,941
Weighted-average rate	1.96%	—	—	—		
Short-term investments						
Fixed rate amounts	$24,579	—	—	—	$24,579	$24,492
Weighted-average rate	1.87%	—	—	—		
Long-term investments						
Fixed rate amounts	—	$8,052	—	—	$ 8,052	$ 7,959
Weighted average rate	—	2.13%	—	—		
Total investment portfolio	$40,500	$8,052	—	—	$48,552	$48,368

Foreign exchange risk. From time to time, we enter into foreign currency forward exchange contracts to economically hedge certain of our anticipated foreign currency transaction, translation and re-measurement exposures. The objective of these contracts is to minimize the impact of foreign currency exchange rate movements on our operating results. At December 31, 2004, we had no foreign currency forward exchange contracts.

Item 8. ***Financial Statements and Supplementary Data***

INTEVAC, INC.

CONSOLIDATED FINANCIAL STATEMENTS

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Intevac, Inc.

We have audited the consolidated balance sheets of Intevac, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intevac, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the data in the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Intevac, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2005 expressed an unqualified opinion on management's assessment, and an adverse opinion on the effective operation, of internal control over financial reporting.

/s/ Grant Thornton LLP

San Jose, California
March 22, 2005

INTEVAC, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 17,455	$ 19,507
Short-term investments	24,579	—
Trade and other accounts receivable, net of allowances of $217 and $22 at December 31, 2004 and 2003	4,775	14,016
Inventories, including $6,255 and $5,431 held at customer locations at December 31, 2004 and 2003	15,375	13,108
Prepaid expenses and other current assets	956	1,113
Total current assets	63,140	47,744
Property, plant and equipment, at cost:		
Leasehold improvements	6,654	6,225
Machinery and equipment	18,216	16,529
	24,870	22,754
Less accumulated depreciation and amortization	18,874	16,958
	5,996	5,796
Long-term investments	8,052	—
Investment in 601 California Avenue LLC	2,431	2,431
Other long term assets	3	4
Total assets	$ 79,622	$ 55,975
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities:		
Convertible notes	$ —	$ 1,025
Accounts payable	1,647	3,396
Accrued payroll and related liabilities	1,617	1,610
Other accrued liabilities	2,943	2,643
Customer advances	3,833	16,432
Total current liabilities	10,040	25,106
Other long-term liabilities	207	—
Commitments	—	—
Shareholders' equity:		
Undesignated preferred stock, no par value, 10,000 shares authorized, no shares issued and outstanding	—	—
Common stock, no par value:		
Authorized shares — 50,000		
Issued and outstanding shares — 20,182 and 16,953 at December 31, 2004 and 2003, respectively	94,802	51,982
Accumulated other comprehensive income	253	223
Accumulated deficit	(25,680)	(21,336)
Total shareholders' equity	69,375	30,869
Total liabilities and shareholders' equity	$ 79,622	$ 55,975

See accompanying notes.

INTEVAC, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,		
	2004	2003	2002
	(In thousands, except per share amounts)		
Net revenues:			
Systems and components	$61,326	$ 27,738	$ 27,625
Technology development	8,289	8,556	6,159
Total net revenues	69,615	36,294	33,784
Cost of net revenues:			
Systems and components	45,528	19,689	20,009
Technology development	6,856	6,032	5,150
Inventory provisions	1,375	743	1,316
Total cost of net revenues	53,759	26,464	26,475
Gross profit	15,856	9,830	7,309
Operating expenses:			
Research and development	11,580	12,037	10,846
Selling, general and administrative	9,525	8,448	7,752
Total operating expenses	21,105	20,485	18,598
Operating loss	(5,249)	(10,655)	(11,289)
Interest expense	(55)	(1,787)	(2,981)
Interest income	634	269	284
Other income and expense, net	436	(92)	16,168
Income (loss) before income taxes	(4,234)	(12,265)	2,182
Provision for (benefit from) income taxes	110	38	(6,592)
Net income (loss)	$(4,344)	$(12,303)	$ 8,774
Other comprehensive income:			
Foreign currency translation adjustments	30	34	67
Total adjustments	30	34	67
Total comprehensive income (loss)	$(4,314)	$(12,269)	$ 8,841
Basic income (loss) per share:			
Net income (loss)	$ (0.22)	$ (0.95)	$ 0.73
Shares used in per share amounts	19,749	12,948	12,077
Diluted income (loss) per share:			
Net income (loss)	$ (0.22)	$ (0.95)	$ 0.66
Shares used in per share amounts	19,749	12,948	15,262

See accompanying notes.

INTEVAC, INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Common Stock		Accumulated Other Comprehensive Income	Retained Earnings (Accum. Deficit)	Total Shareholders' Equity
	Shares	Amount			
			(In thousands)		
Balance at December 31, 2001	12,004	$19,093	$122	$(17,807)	$ 1,408
Shares issued in connection with:					
Exercise of stock options	13	19	—	—	19
Employee stock purchase plan	108	273	—	—	273
Compensation expense in the form of stock options	—	4	—	—	4
Foreign currency translation adjustment	—	—	67	—	67
Net income	—	—	—	8,774	8,774
Balance at December 31, 2002	12,125	$19,389	$189	$ (9,033)	$ 10,545
Shares issued in connection with:					
Exercise of stock options	530	2,988	—	—	2,988
Employee stock purchase plan	78	200	—	—	200
Conversion of convertible notes due 2009	4,220	29,375	—	—	29,375
Compensation expense in the form of stock options	—	30	—	—	30
Foreign currency translation adjustment	—	—	34	—	34
Net loss	—	—	—	(12,303)	(12,303)
Balance at December 31, 2003	16,953	$51,982	$223	$(21,336)	$ 30,869
Shares issued in connection with:					
Exercise of stock options	178	856	—	—	856
Employee stock purchase plan	82	403	—	—	403
Secondary public offering	2,969	41,561	—	—	41,561
Foreign currency translation adjustment	—	—	30	—	30
Net loss	—	—	—	(4,344)	(4,344)
Balance at December 31, 2004	20,182	$94,802	$253	$(25,680)	$ 69,375

See accompanying notes.

INTEVAC, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2004	2003	2002
		(In thousands)	
Operating activities			
Net income (loss)	$ (4,344)	$(12,303)	$ 8,774
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:			
Depreciation	2,031	1,963	2,577
Amortization of debt offering costs	1	87	672
Net amortization (accretion) of investment premiums and discounts	233	—	—
Inventory provisions	1,375	743	1,316
Gain on sale of Rapid Thermal Processing product line	—	(287)	(15,428)
Gain on sale of equipment	—	—	(324)
Gain on purchase of convertible notes	—	—	(23)
Compensation expense in the form of common stock	—	30	4
Loss on disposal of equipment	86	841	13
Changes in assets and liabilities:			
Accounts receivable	9,261	(8,804)	2,264
Inventory	(4,309)	2,028	3,359
Prepaid expenses and other assets	161	(152)	(492)
Accounts payable	(1,749)	1,657	(890)
Accrued payroll and other accrued liabilities	449	(526)	118
Customer advances	(12,599)	4,473	(1,120)
Total adjustments	(5,060)	2,053	(7,954)
Net cash and cash equivalents provided by (used in) operating activities	(9,404)	(10,250)	820
Investing activities			
Purchase of investments	(45,864)	—	—
Proceeds from sales and maturities of investments	13,000	—	—
Net proceeds from sale of Rapid Thermal Processing product line	—	287	17,780
Proceeds from sale of equipment	10	7	535
Purchase of equipment	(1,620)	(2,199)	(1,480)
Net cash and cash equivalents provided by (used in) investing activities	(34,474)	(1,905)	16,835
Financing activities			
Proceeds from issuance of common stock	42,820	3,188	292
Payoff of convertible notes due 2004	(1,025)	—	—
Repurchase of Intevac convertible notes	—	—	(225)
Exchange of Intevac convertible notes due 2004	—	—	(7,483)
Net cash and cash equivalents provided by (used in) financing activities	41,795	3,188	(7,416)
Effect of exchange rate changes on cash	31	17	61
Net increase (decrease) in cash and cash equivalents	(2,052)	(8,950)	10,300
Cash and cash equivalents at beginning of period	19,507	28,457	18,157
Cash and cash equivalents at end of period	$ 17,455	$ 19,507	$ 28,457
Cash paid (received) for:			
Interest	$ 33	$ 1,987	$ 2,456
Income taxes	2	2	2
Income tax refund	—	(214)	(6,369)
Other non-cash changes:			
Inventories transferred to (from) property, plant and equipment	$ 706	$ —	$ (514)
Exchange of $36.3M of convertible notes due 2004 for $29.5M of convertible notes 2009 (exchange completed July 2002)	—	—	—
Conversion of convertible notes due 2009 into common stock	—	29,375	—

See accompanying notes.

1. Business and Nature of Operations

We are the world's leading provider of disk sputtering equipment to manufacturers of magnetic media used in hard disk drives and a developer and provider of leading technology for extreme low light imaging sensors, cameras and systems. We operate two businesses: Equipment and Imaging.

Our Equipment business designs, manufactures, markets and services complex capital equipment used in the sputtering, or deposition, of highly engineered thin-films of material onto magnetic disks which are used in hard disk drives. Hard disk drives are the primary storage medium for digital data and function by storing data on magnetic disks. These disks are created in a sophisticated manufacturing process involving a variety of many steps, including plating, annealing, polishing, texturing, sputtering and lubrication.

Our Imaging business develops and manufactures electro-optical sensors, cameras, and systems that permit highly sensitive detection of photons in the visible and near infrared portions of the spectrum, allowing vision in extreme low light situations.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Intevac and its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated.

Revenue Recognition

We recognize revenue using guidance from SEC Staff Accounting Bulletin No. 104, "Revenue Recognition." Our policy allows revenue recognition when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. On January 1, 2003, we changed our revenue recognition policy for system orders received after December 31, 2002.

System Revenue Recognition for Orders Received After December 31, 2002. Certain of our system sales with customer acceptance provisions are accounted for as multiple-element arrangements. If we have previously met defined customer acceptance levels with the specific type of system, then we recognize revenue for the fair market value of the system upon shipment and transfer of title, and recognize revenue for the fair market value of installation and acceptance services when those services are completed. For systems that have generally not been demonstrated to meet product specifications prior to shipment, revenue recognition is usually deferred until customer acceptance. In the event that our customer chooses not to complete installation and acceptance, and our obligations under the contract to complete installation, acceptance or any other tasks, with the exception of warranty obligations, have been fully discharged, then we recognize any remaining revenue to the extent that collectibility under the contract is reasonably assured.

The revenue recognition policy outlined above and implemented for system orders received after December 31, 2002 was adopted to better conform our revenue recognition policies to industry accounting practice for companies selling similar equipment. The effect of adopting this policy in years prior to 2003 would have been no change in 2002 revenues. The effect on net income (loss) of adopting this policy in years prior to 2003 would have been no effect on 2002 net income. The adoption of this policy had no effect on revenues or net loss in 2003.

System Revenue Recognition for Orders Received Before December 31, 2002. Revenues for systems that were ordered prior to December 31, 2002 are recognized upon customer acceptance. For memory and flat panel systems shipped through a distributor, revenue is typically recognized after the distributor has accepted the system at our factory and the system has been shipped. For memory and flat panel systems sold directly to end customers, revenue is recognized after installation and acceptance of the system at the customer site.

When we believe that there may be higher than normal end user installation and acceptance issues for systems shipped through a distributor, such as when the first unit of a newly designed system is delivered, we defer revenue recognition until the distributor's customer has also accepted the system.

Accounting Treatment for Systems. For periods both before and after December 31, 2002, during the period that a system is undergoing customer acceptance (either distributor or end user), the value of the system remains in inventory, and any payments received, or amounts invoiced, related to the system are included in customer advances. When revenue is recognized on the system, the inventory is charged to cost of net revenues, the customer advance is liquidated, and the customer is billed for the unpaid balance of the system revenue.

In some instances, hardware that is not essential to the functioning of the system may be delivered after acceptance of the system. In these cases, we estimate the fair market value of the non-essential hardware as if it had been sold on a stand-alone basis, and defer recognizing revenue on that value until the hardware is delivered.

Occasionally, we are asked by our customers to delay delivery of products that they have accepted, and to temporarily hold the product at our facility. To determine revenue recognition when the product is not immediately shipped to the customer, we apply the criteria outlined in the SEC Enforcement Release No. 108, which is consistent with APB Statement 4, paragraph 150. All of the criteria must be met in order for revenue to be recognized.

Other Systems and Non-System Revenue Recognition. Revenues for systems without installation and acceptance provisions, as well as revenues from technology upgrades, spare parts, consumables and prototype products built by the Imaging business are recognized when title passes to our customer. Service and maintenance contract revenue, which to date has been insignificant, is recognized ratably over applicable contract periods or as the service is performed.

Obligations After Shipment. Our shipping terms are generally FOB shipping point, but in some cases are FOB destination. For systems sold directly to the end user, our obligations remaining after shipment typically include installation, end user factory acceptance and warranty. For systems sold to distributors, typically the distributor assumes responsibility for installation and end user customer acceptance. In some cases, the distributor will assume some or all of the warranty liability. For products other than systems and system upgrades, warranty is the only obligation we have after shipment.

Technology Development Revenue Recognition. We perform research and development work under various government-sponsored research contracts. Generally these contracts are best efforts cost-plus-fixed-fee ("CPFF") contracts or firm fixed-price ("FFP") contracts. On best efforts CPFF contracts we typically commit to perform certain research and development efforts up to an agreed upon amount. In connection with these contracts, we receive funding on an incremental basis up to a ceiling. On FFP contracts we typically commit to perform certain development and production efforts for a fixed price.

Our CPFF contracts are accounted for under ARB No. 43, Chapter 11, Section A, which addresses Cost-Plus-Fixed-Fee Contracts. The contracts are all cost-type, with financial terms that are a mixture of fixed fee, no fee and cost sharing. Revenue on these contracts is recognized in accordance with contract terms, typically as costs are incurred. In the event that total cost incurred under a particular contract over-runs its agreed upon amount, we may be liable for the additional costs.

Our FFP contracts are accounted for under SOP 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Revenue on FFP contracts is generally recognized on the percentage-of-completion method based on costs incurred in relation to the total estimated costs. Provisions for estimated losses on FFP research contracts are recorded in the period in which such losses are determined.

The deliverables under each CPFF or FFP contract range from providing reports to providing hardware. In the majority of the contracts there is no obligation for either party to continue the program once the funds have been expended. The efforts can be terminated at any time for convenience, in which case we would be reimbursed for our actual incurred costs, plus fee, if applicable, for the completed effort. We own the entire right, title and interest to each invention discovered under the contract, unless we specifically give up that right. The U.S. Government has a paid-up license to use any invention/intellectual property developed under government funded contracts for government purposes only. In addition, we have, from time to time, negotiated with third parties to fund a portion of our costs in return for granting them a joint interest in the technology rights developed pursuant to the contract.

Trade Receivables and Doubtful Accounts

We evaluate the collectibility of trade receivables on an ongoing basis and provide reserves against potential losses when appropriate. Management analyzes historical bad debts, customer concentrations, customer credit worthiness, changes in customer payment tendencies and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Customer accounts are written off against the allowance when the amount is deemed uncollectible.

Included in trade receivables are unbilled receivables related to government contracts of $975,000 and $1,065,000 at December 31, 2004 and December 31, 2003, respectively.

Warranty

Our typical warranty is 12 months from customer acceptance. We also sell extended warranties beyond 12 months to some customers. The warranty period on used systems is generally shorter than 12 months. During this warranty period any defective non-consumable parts are replaced and installed at no charge to the customer. The warranty period on consumable parts is limited to their reasonable usable life. A provision for the estimated warranty cost is recorded at the time revenue is recognized.

On the consolidated balance sheet, the short-term portion of the of the warranty provision is included in Other Accrued Liabilities, while the long-term portion is included in Other Long-Term Liabilities.

The following table displays the activity in the warranty provision account for 2004 and 2003:

	2004	2003
	(In thousands)	
Beginning balance	$ 534	$ 845
Expenditures incurred under warranties	(1,024)	(909)
Accruals for product warranties issued during the reporting period	1,994	474
Adjustments to previously existing warranty accruals	(388)	124
Ending balance	$ 1,116	$ 534

The following table displays the balance sheet classification of the warranty provision account at December 31, 2004 and 2003:

	December 31,	
	2004	2003
	(In thousands)	
Other accrued liabilities	$ 909	$534
Other long-term liabilities	207	—
Total warranty provision	$1,116	$534

Guarantees

We have entered into agreements with customers and suppliers that include limited intellectual property indemnification obligations that are customary in the industry. These guarantees generally require us to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay our customers and suppliers. Historically, we have not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

International Distribution Costs

We make payments to agents and representatives under agreements related to international sales in return for obtaining orders and providing installation and warranty services. These payments to agents and representatives are included in selling, general and administrative expenses. These amounts totaled approximately $0, $119,000 and $300,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Customer Advances

Customer advances generally represent nonrefundable deposits invoiced by the Company in connection with receiving customer purchase orders and other events preceding acceptance of systems. Customer advances related to products that have not been shipped to customers and included in accounts receivable were $16,000 and $4.7 million at December 31, 2004 and 2003, respectively.

Cash, Cash Equivalents and Short-term Investments

Our investment portfolio consists of cash, cash equivalents and investments in debt securities. We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Investments in debt securities consist principally of highly rated debt instruments with maturities generally between one and 25 months.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities," and based on our intentions regarding these instruments, we have classified our investments in debt securities as held-to-maturity and account for these investments at amortized cost. Interest income is recorded using an effective interest rate, with the associated premium or discount amortized to interest income. The table below presents the amortized principal amount, major security type and maturities for our investments in debt securities.

	December 31, 2004	December 31, 2003
	(In thousands)	
Amortized Principal Amount:		
Debt securities issued by US government agencies	$28,017	$—
Corporate debt securities	4,614	—
Total investments in debt securities	$32,631	$—
Short-term investments	$24,579	$—
Long-term investments	8,052	—
Total investments in debt securities	$32,631	$—
Approximate fair value of investments in debt securities	$32,450	$—

Cash and cash equivalents represent cash accounts and money market funds. Included in accounts payable is $188,000 and $635,000 of book overdraft at December 31, 2004 and December 31, 2003, respectively.

Valuation of Long-lived and Intangible Assets

We assess the impairment of identifiable intangibles and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
- significant negative industry or economic trends.

When we determine that the carrying value of long-lived assets, intangibles or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

Prototype Costs

Prototype product costs that are not paid for under research and development contracts and are in excess of fair market value are charged to research and development expense.

Foreign Exchange Contracts

We may enter into foreign currency forward exchange contracts to hedge certain of our foreign currency transaction, translation and re-measurement exposures. Our accounting policies for some of these instruments are based on our designation of such instruments as hedging transactions. Instruments not designated as a hedge transaction will be "marked to market" at the end of each accounting period. The criteria we use for designating an instrument as a hedge include effectiveness in exposure reduction and one-to-one matching of the derivative financial instrument to the underlying transaction being hedged. Gains and losses on foreign currency forward exchange contracts that are designated and effective as hedges of existing transactions are recognized in income in the same period as losses and gains on the underlying transactions are recognized and generally offset.

As of December 31, 2004 and 2003, Intevac had no foreign currency forward exchange contracts outstanding.

Financial Instruments

The carrying amount of the short-term financial instruments (cash and cash equivalents, short-term investments, accounts receivable and certain other liabilities) approximates fair value due to the short-term maturity of those instruments.

Inventories

Inventories are priced using standard costs, which approximates cost under the first-in, first-out method, and are stated at the lower of cost or market. Inventories consist of the following:

	December 31,	
	2004	2003
	(In thousands)	
Raw materials	$ 5,624	$ 3,306
Work-in-progress	3,496	4,371
Finished goods	6,255	5,431
	$15,375	$13,108

Finished goods inventory consists primarily of completed systems at customer sites that are undergoing installation and acceptance testing.

Inventory reserves included in the above numbers were $9.9 and $10.2 million at December 31, 2004 and December 31, 2003, respectively. Each quarter, we analyze our inventory (raw materials, work-in-progress and finished goods) against the forecast demand for the next 12 months. Raw materials with no forecast requirements in that period are considered excess and inventory provisions are established to write those items down to zero net book value. Work-in-progress and finished goods inventories with no forecast requirements in that period are typically written down to the lower of cost or market. During this process, some inventory is identified as having no future use or value to us and is disposed of against the reserves.

During the year ended December 31, 2004, $1.4 million was added to inventory reserves based on the quarterly analyses and $1.6 million of inventory was disposed of and charged to the reserve. A system in inventory with a value of $706,000, net of a $250,000 reserve, was transferred to fixed assets and capitalized.

During the year ended December 31, 2003, $743,000 was added to inventory reserves based on the quarterly analyses and $698,000 of inventory was disposed of and charged to the reserve. Inventory reserves increased by an additional $588,000 due primarily to reserves charged against research and development for prototype systems built in inventory.

Property, Plant and Equipment

Equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Gains and losses on dispositions are reflected in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Depreciation for machinery and equipment is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed using the shorter of the remaining terms of the lease or the estimated economic useful lives of the improvements.

Intangible Assets

When amortizable intangibles exist, we amortize them on a straight-line basis over their estimated useful lives, which range from two to seven years. At December 31, 2004, 2003 and 2002 there were no intangible assets reported on our consolidated balance sheet, or amortized to expense during the years then ended.

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income" requires unrealized gains or losses on foreign currency translation adjustments, which prior to the adoption were reported separately in shareholders' equity, to be included in other comprehensive income. As of December 31, 2004, the $253,000 balance of accumulated other comprehensive income is comprised entirely of accumulated foreign currency translation adjustments.

Employee Stock Plans

At December 31, 2004, we had two stock-based employee compensation plans, which are described more fully in Note 10. We account for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. We plan to adopt the fair value requirements of SFAS No. 123R beginning in the three-month period ended October 1, 2005.

Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS No. 123, which also requires that the information be determined as if we had accounted for our employee stock options granted subsequent to December 31, 1994 under the fair value method of this Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes multiple option pricing model with the following weighted average assumptions for 2004, 2003 and 2002, respectively: risk-free interest rates of 3.60%, 1.62% and 1.64%; dividend yields of 0.0%, 0.0% and 0.0%; volatility factors of the expected market price of Intevac's common stock of 0.946, 0.943 and 0.933; and a weighted-average expected life of the option of 5.60, 2.22 and 2.68 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Under the 2003 Employee Stock Purchase Plan (the "ESPP"), we are authorized to issue up to 358,197 shares of common stock to participating employees. Under the terms of the ESPP, employees can choose to have up to 10% of their annual base earnings withheld to purchase Intevac's common stock. The purchase price of the stock is 85% of the lower of the subscription date fair market value or the purchase date fair market value. Under the ESPP, we sold 82,184, 77,749 and 108,020 shares to employees in 2004, 2003 and 2002, respectively. As of December 31, 2004, 276,013 shares remained reserved for issuance under the ESPP. We do not recognize compensation cost related to employee purchase rights under the plan. To comply with the pro forma reporting requirements of SFAS No. 123, compensation cost is estimated for the fair value of the employees' purchase rights using the Black-Scholes model with the following assumptions for those rights granted in 2004, 2003 and 2002, respectively: risk-free interest rates of 2.37%, 1.43% and 1.12% dividend yield of 0.0%, 0.0% and 0.0%; expected volatility of 0.952, 0.940 and 0.933; and an expected life of 1.92, 2.00 and 1.50 (the offering period ends July 31, 2006 for the subscription period that began in August 2004). The weighted average fair value of those purchase rights granted in 2004, 2003 and 2002 were $2.95, $5.24 and $2.47, respectively per share.

The following table illustrates the effect on net income (loss) and earnings (loss) per share if we had applied the fair value-recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

	2004	2003	2002
	(In thousands, except per share data)		
Net income (loss), as reported	$(4,344)	$(12,303)	$8,774
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,378)	(683)	(157)
Pro forma net income (loss)	$(5,722)	$(12,986)	$8,617
Earnings per share:			
Basic — as reported	$ (0.22)	$ (0.95)	$ 0.73
Basic — pro forma	$ (0.29)	$ (1.00)	$ 0.71
Diluted — as reported	$ (0.22)	$ (0.95)	$ 0.66
Diluted — pro forma	$ (0.29)	$ (1.00)	$ 0.65

Financial Presentation

Certain prior year amounts in the Consolidated Financial Statements have been reclassified to conform to 2004 presentation.

Net income (loss) per share

The following table sets forth the computation of basic and diluted loss per share:

	2004	2003	2002
	(In thousands)		
Numerator:			
Numerator for basic income (loss) per share — income (loss) available to common stockholders	$(4,344)	$(12,303)	$ 8,774
Effect of dilutive securities:			
6½% convertible notes(1)	—	—	1,338
Numerator for diluted earnings (loss) per share — income (loss) available to common stockholders after assumed conversions	$(4,344)	$(12,303)	$10,112
Denominator:			
Denominator for basic earnings (loss) per share — weighted-average shares	19,749	12,948	12,077
Effect of dilutive securities:			
Employee stock options(2)	—	—	137
6½% convertible notes(1)	—	—	3,048
Dilutive potential common shares	—	—	3,185
Denominator for diluted earnings (loss) per share — adjusted weighted-average shares and assumed conversions	19,749	12,948	15,262

(1) Diluted EPS for the twelve-month periods ended December 31, 2004 and 2003 excludes "as converted" treatment of the convertible notes, as their inclusion would be anti-dilutive. The number of "as converted" shares excluded from the twelve-month periods ended December 31, 2004 and 2003 was

8,568 and 3,619,134, respectively. $29.4 million of the notes were converted in the fourth quarter of 2003 and the $1.0 million balance of the notes was repaid in March 2004.

(2) Potentially dilutive securities, consisting of shares issuable upon exercise of employee stock options, are excluded from the calculation of diluted EPS as their effect would be anti-dilutive. The weighted average number of employee stock options excluded from the twelve-month periods ended December 31, 2004, 2003 and 2002 was 1,605,593, 1,731,305 and 1,328,278, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

New Accounting Pronouncements

In November 2002, the Emerging Issues Task Force ("EITF") issued EITF 00-21 "Revenue Arrangements with Multiple Deliverables." EITF 00-21 prescribes a method to account for contracts that have multiple elements or deliverables. It provides guidance on how to allocate the value of a contract to its different deliverables, as well as guidance on when to recognize revenue allocated to each deliverable over its performance period. The provisions of EITF 00-21 apply to revenue arrangements entered into in the fiscal periods beginning after June 15, 2003. The adoption of EITF No. 00-21 did not have a material impact on our financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires certain financial instruments that have both equity and liability characteristics to be classified as a liability on the balance sheet. SFAS No. 150 is effective for the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material impact on our financial statements.

In March 2004, the Emerging Issues Task Force ("EITF") issued EITF No. 03-01, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," which provides new guidance for assessing impairment losses on debt and equity investments. The new impairment model applies to investments accounted for under the cost or equity method and investments accounted for under FAS 115, "Accounting for Certain Investments in Debt and Equity Securities." EITF No. 03-01 also includes new disclosure requirements for cost method investments and for all investments that are in an unrealized loss position. In September 2004, the FASB delayed the accounting provisions of EITF No. 03-01; however the disclosure requirements remain effective and the applicable disclosures have been included in our consolidated financial statements and related notes thereto. We do not expect the adoption of this EITF to have an effect on our financial statements.

In June 2004, the EITF issued EITF No. 03-16, "Accounting for Investments in Limited Liability Companies," which provides new guidance on determining whether non-controlling investments in a Limited Liability Company ("LLC") should be accounted for under the cost method or the equity method. EITF No. 03-16 states that an investment in an LLC that maintains a "specific ownership account" for each investor should be viewed as similar to an investment in a limited partnership for determining whether a non-controlling investment in an LLC should be accounted for using the cost or equity method. EITF No. 03-16 is effective for the first interim reporting period beginning after June 15, 2004. The adoption of EITF No. 03-16 did not have an effect on our financial statements.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs — an amendment of ARB No. 43", which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of this statement to have a material impact on our financial statements.

In December 2004, FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment". SFAS No. 123R addresses all forms of share-based payment ("SBP") awards, including shares issued under certain employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123R will require us to expense SBP awards with compensation cost for SBP transactions measured at fair value. SFAS No. 123R requires us to adopt the new accounting provisions beginning in our third quarter of 2005. Although we are in the process of evaluating the impact of applying the various provisions of SFAS No. 123R, we expect that this statement will have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets, an amendment of APB No. 29" which requires non-monetary exchanges to be recorded at the fair value of the assets exchanged, with certain exceptions. This standard requires most exchanges of productive assets to be accounted for at fair value, rather than at carryover basis. The provisions of SFAS No. 153 are effective for fiscal years beginning after June 15, 2005. We do not expect the adoption of this statement to have a material impact on our financial statements.

3. Concentrations

Credit Risk and Significant Customers

Financial instruments that potentially subject us to significant concentrations of credit risk consist of cash equivalents, short- and long-term investments, accounts receivable and foreign exchange forward contracts. We generally invest our excess cash in money market funds, commercial paper and in debt securities of the US government and its agencies, which each have contracted maturities of 25 months or less and an average maturity in aggregate of one year or less. By policy, our investments in commercial paper, certificates of deposit, Eurodollar time deposits, or banker's acceptances are rated AAA or better. Our accounts receivable tend to be concentrated in a limited number of customers. At December 31, 2004, two customers accounted for 30% and 16%, respectively of our accounts receivables and in aggregate accounted for 46% of net accounts receivable. At December 31, 2003, two customers accounted for 18% and 44%, respectively of our accounts receivables and in aggregate accounted for 62% of net accounts receivable.

Our largest customers tend to change from period to period. Historically, a significant portion of our revenues in any particular period have been attributable to sales to a limited number of customers. In 2004, two customers accounted for 62% and 11%, respectively of our consolidated net revenues and in aggregate accounted for 73% of net revenues. In 2003, four customers accounted for 25%, 18%, 13% and 10%, respectively, of our consolidated revenues and in aggregate accounted for 66% of net revenues. In 2002, three customers accounted for 42%, 21%, and 11%, respectively, of our consolidated revenues and in aggregate accounted for 74% of net revenues. Intevac performs credit evaluations of its customers' financial condition and generally requires deposits on system orders but does not generally require collateral or other security to support customer receivables.

Products

Disk manufacturing products contributed a significant portion of our revenues in 2004, 2003 and 2002. We expect that our ability to maintain or expand our current levels of revenues and to return to operating profitability in the future will depend upon our success in enhancing our existing systems and developing and manufacturing competitive disk manufacturing equipment, such as our 200 Lean, and our success in developing both military and commercial products based on our low light and LIVAR technology.

4. Sale of Rapid Thermal Processing Product Line

In the fourth quarter of 2002, we sold our Rapid Thermal Processing product line to Photon Dynamics, Inc. ("PDI") for $20 million in cash and the assumption of certain liabilities. $2 million of the cash payment was held in escrow and was not included in total assets on the consolidated balance sheet as of December 31, 2002, due to the contingencies related to the release of these funds from escrow. In connection with this sale, we recorded a gain in 2002 of $15.4 million, which is included in other income and expense, net on the Consolidated Statement of Operations and Comprehensive Income (Loss). The following table recaps the gain from the sale and the effect on Intevac's balance sheet for the year ended December 31, 2002 (in thousands):

Cash received from PDI (excluding the $2 million in escrow)	$18,000
Less: Accounts receivable transferred to PDI	(594)
Inventory transferred to PDI	(1,911)
Warranty and retrofit liability transferred to PDI	163
Other assets and liabilities transferred to PDI	(10)
Expenses associated with the transaction	(220)
Net gain on sale	$15,428

In the fourth quarter of 2003, we received $287,000, net of expenses, from the escrow. This amount is included in other income and expense, net on the Consolidated Statement of Operations and Comprehensive Income (Loss). The remainder of the funds in escrow were returned to PDI.

5. Equity Investments

601 California Avenue LLC

In 1995, we entered into a Limited Liability Company Operating Agreement (the "Operating Agreement"), which expires December 31, 2015, with 601 California Avenue LLC (the "LLC"), a California limited liability company formed and owned by Intevac and certain shareholders of Intevac at that time. Under the Operating Agreement we transferred our leasehold interest in the site of our discontinued night vision business (the "Site") in exchange for a preferred share in the LLC with a face value of $3,900,000. We are accounting for the investment under the cost method and have recorded our investment in the LLC at $2,431,000, which represents our historical carrying value of the leasehold interest in the Site. The preferred share in the LLC pays a 10% annual cumulative preferred dividend.

During 1996, the LLC formed a joint venture with Stanford University (the "Stanford JV"). The Stanford JV developed the property and has leased the property through August 2009. The LLC is a profitable enterprise whose primary asset is its interest in the Stanford JV. The Company received dividends of $390,000 from the LLC in each of the last three years. These dividends are included in other income and expense.

6. Commitments

We lease certain facilities under non-cancelable operating leases that expire at various times up to February 2013. The facility leases require Intevac to pay for all normal maintenance costs. In February 2004, we executed a lease amendment for our Santa Clara facility which extended the lease term to March 2012.

Future minimum rental payments under these leases at December 31, 2004 are as follows (in thousands):

2005	$ 3,387
2006	3,486
2007	2,042
2008	1,605
2009	1,682
Beyond	4,257
Total	$16,459

Gross rental expense was approximately $2,550,000, $2,940,000 and $2,873,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

7. Employee Benefit Plan

In 1991, we established a defined contribution retirement plan with 401(k) plan features. The plan covers all United States employees eighteen years and older. Employees may make contributions by a percentage reduction in their salaries, not to exceed the statutorily prescribed annual limit. We made cash contributions of $280,000, $234,000 and $276,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Employees may choose among twelve investment options for their contributions and their share of Intevac's contributions, and they are able to move funds between investment options at any time. Intevac's common stock is not one of the investment options. Administrative expenses relating to the plan are insignificant.

8. Convertible Notes

During the first quarter of 1997, we completed an offering of $57.5 million of our 6½% Convertible Subordinated Notes (the "2004 Notes"), with a March 1, 2004 maturity date. Interest was payable each March 1st and September 1st. The notes were convertible into shares of Intevac's common stock at $20.625 per share. Expenses associated with the offering of approximately $2.3 million were deferred. Such expenses were amortized to interest expense over the term of the notes.

On July 12, 2002 we completed the exchange of $36.3 million in aggregate principal amount of our 2004 Notes for $29.5 million of our new 6½% Convertible Subordinated Notes due 2009 (the "2009 Notes") and $7.6 million in cash, including $0.9 million for accrued interest. The 2009 Notes were convertible, at the holders' option, into Intevac common shares at a conversion price of $7.00 per share. $1.3 million in aggregate principal amount of the 2004 Notes remained outstanding after the closing of the exchange offer.

In accounting for the exchange of the convertible notes, we wrote off $0.4 million of debt issuance costs related to the 2004 Notes, reflecting the portion of such costs attributable to the convertible notes exchanged. The remaining debt issuance costs were amortized to interest expense over the remaining life of the 2004 Notes. In connection with the exchange offer, we incurred $0.8 million of offering costs. Of this amount, $0.2 million represented the cash portion of the exchange offer and was expensed during the 3 months ended September 28, 2002. The $0.6 million balance of the exchange offering costs were amortized to interest expense over the life of the 2009 Notes. There was no gain or loss associated with this transaction, as $36.3 million of 2004 Notes were exchanged for $36.3 million of cash and new securities.

During 2002, in addition to the note exchange described above, we repurchased $0.3 million, face value, of our 2004 Notes. The repurchase resulted in a gain of $23,000. In accordance with adoption of SFAS No. 145, the gain on the note repurchase is included in other income and expense, net on the Consolidated Statement of Operations and Comprehensive Income (Loss).

On October 31, 2003, we issued a notice of automatic conversion of our 2009 Notes pursuant to their terms. $20.1 million in aggregate principal amount of these notes was outstanding, which converted into 2,871,857 shares of Intevac common stock at a conversion price of $7.00 per share. The automatic conversion occurred on November 10, 2003. Prior to the issuance of the notice of automatic conversion, $9.4 million in aggregate principal amount of these notes had been tendered for conversion by the holders, resulting in the issuance of 1,348,426 shares of Intevac common stock.

On March 1, 2004, we paid off the remaining $1.0 million of our 2004 Notes.

9. Segment Reporting

Segment Description

We have two reportable operating segments: Equipment and Imaging. Our Equipment business designs, manufactures, markets and services complex capital equipment used in the sputtering, or deposition, of highly engineered thin-films of material onto magnetic disks which are used in hard disk drives. Our Imaging business develops and manufactures electro-optical sensors, cameras and systems that permit highly sensitive detection of photons in the visible and near infrared portions of the spectrum, allowing vision in extreme low light situations.

Included in corporate activities are general corporate expenses, less an allocation of corporate expenses to operating units equal to 3%, 3% and 1% of net revenues in 2004, 2003 and 2002, respectively. Assets of corporate activities include unallocated cash and short-term investments, deferred income tax assets (which were written off in 2001) and other assets.

Segment Profit or Loss and Segment Assets

We evaluate performance and allocate resources based on a number of factors including, profit or loss from operations and future revenue potential. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Business Segment Net Revenues

	2004	2003	2002
		(In thousands)	
Equipment	$60,490	$26,748	$27,100
Imaging	9,125	9,546	6,684
Total	$69,615	$36,294	$33,784

Business Segment Profit & Loss

	2004	2003	2002
		(In thousands)	
Equipment(1)	$ (377)	$ (3,993)	$ (5,139)
Imaging(2)	(4,114)	(4,155)	(3,829)
Corporate activities	(758)	(2,507)	(2,321)
Operating loss	(5,249)	(10,655)	(11,289)
Interest expense	(55)	(1,787)	(2,981)
Interest income	634	269	284
Other income and expense, net	436	(92)	16,168
Income (loss) before income taxes	$(4,234)	$(12,265)	$ 2,182

(1) Includes inventory provisions of $1,263,000, $451,000 and $847,000 in 2004, 2003 and 2002, respectively.

(2) Includes inventory provisions of $112,000, $292,000 and $469,000 in 2004, 2003 and 2002, respectively.

Business Segment Assets

	2004	2003
	(In thousands)	
Equipment	$19,407	$25,462
Imaging	7,135	7,702
Corporate activities	53,080	22,811
Total assets	$79,622	$55,975

Business Segment Property, Plant & Equipment

Additions	2004	2003
	(In thousands)	
Equipment(1)	$1,024	$1,196
Imaging	900	788
Corporate activities	402	310
Total additions	$2,326	$2,294

(1) Includes inventory transferred to fixed assets of $706 in 2004.

Depreciation	2004	2003	2002
		(In thousands)	
Equipment	$ 561	$ 456	$1,346
Imaging	1,188	1,240	860
Corporate activities	282	267	371
Total depreciation	$2,031	$1,963	$2,577

Geographic Area Net Trade Revenues

	2004	2003	2002
		(In thousands)	
United States	$22,545	$13,133	$16,332
Far East	46,452	23,155	17,150
Europe	618	—	301
Rest of World	—	6	1
Total revenues	$69,615	$36,294	$33,784

10. Shareholders' Equity

Our Articles of Incorporation authorize 10,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders.

Stock Option/Stock Issuance Plans

Our Board of Directors and our shareholders approved adoption of the 2004 Equity Incentive Plan (the "2004 Plan") in 2004. The 2004 Plan serves as the successor equity incentive program to our 1995 Stock Option/Stock Issuance Plan (the "1995 Plan"). Upon adoption of the 2004 Plan, all shares available for issuance under the 1995 Plan were transferred to the 2004 Plan. The 2004 Plan permits the grant of incentive or non-statutory stock options, restricted stock, stock appreciation rights, performance units and performance shares. Option price, vesting period, and other terms are determined by the Administrator of the 2004 Plan, but the option price shall generally not be less than 100% of the fair market value per share on the date of grant. As of December 31, 2004, 2,558,232 shares of common stock are authorized for future issuance under the 2004 Plan. Options granted under the 2004 Plan are exercisable upon vesting and vest over periods of up to five years. Options currently expire no later than ten years from the date of grant. The 2004 Plan expires no later than March 10, 2014.

In 2003, our shareholders approved adoption of the 2003 Employee Stock Purchase Plan (the "2003 ESPP") which serves as the successor to the Employee Stock Purchase Plan originally adopted in 1995. Upon adoption of the 2003 ESPP, all shares available for issuance under the prior plan were transferred to the 2003 ESPP. As of December 31, 2004, 276,013 shares of common stock are authorized for future issuance under the 2003 ESPP.

A summary of our stock option activity and related information for the years ended December 31 follows:

	2004		2003		2002	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding — beginning of year	1,426,285	$5.26	1,850,082	$5.02	1,802,022	$5.22
Granted	618,000	8.30	259,000	8.03	429,800	3.19
Exercised	(177,371)	4.83	(530,248)	5.64	(13,400)	1.46
Forfeited	(153,959)	9.29	(152,549)	5.73	(368,340)	4.00
Outstanding — end of year	1,712,955	6.04	1,426,285	5.26	1,850,082	5.02
Exercisable at end of year	906,353	$5.89	840,518	$5.67	1,188,382	$5.81
Weighted-average per share fair value of options granted during the year		$4.39		$3.64		$1.58

Outstanding and Exercisable by Price Range as of December 31, 2004

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of December 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable as of December 31, 2004	Weighted Average Exercise Price
$ 2.175 - $ 3.200	371,780	6.87 yrs	$ 2.80	213,933	$ 2.78
$ 3.375 - $ 5.120	516,250	7.97 yrs	$ 4.04	215,870	$ 4.05
$ 5.375 - $ 8.000	470,175	4.57 yrs	$ 6.40	344,800	$ 6.35
$ 8.080 - $12.000	219,000	9.06 yrs	$ 9.92	82,625	$10.43
$13.600 - $15.500	123,250	9.02 yrs	$14.39	36,625	$15.18
$21.250 - $21.250	12,500	1.37 yrs	$21.25	12,500	$21.25
$ 2.175 - $21.250	1,712,955	6.97 yrs	$ 6.04	906,353	$ 5.89

11. Income Taxes

The provision for (benefit from) income taxes on income from continuing operations consists of the following (in thousands):

	Years Ended December 31,		
	2004	2003	2002
Federal:			
Current	$ —	$—	$(6,585)
Deferred	—	—	—
	—	—	(6,585)
State:			
Current	115	2	2
Deferred	—	—	—
	115	2	2
Foreign:			
Current	(5)	36	(9)
Total	$110	$38	$(6,592)

The tax benefits associated with exercises of nonqualified stock options and disqualifying dispositions of stock acquired through the incentive stock option and employee stock purchase plans reduced taxes currently payable for 2004, 2003 and 2002 as shown above by $0, $0 and $0, respectively. Such benefits are credited to additional paid-in capital when realized.

Deferred income taxes reflect the net tax effects of temporary differences between losses reported and the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets computed in accordance with SFAS No. 109 are as follows (in thousands):

	December 31,	
	2004	2003
Deferred tax assets:		
Vacation accrual, rent accrual and warranty reserve	$ 958	$ 1,041
Depreciation	1,501	1,431
Inventory valuation	3,388	3,803
Deferred income	375	21
Research and other tax credit carry-forwards	698	557
Federal and State NOL carry-forwards	12,010	9,046
Other	1,063	836
	19,993	16,735
Valuation allowance for deferred tax assets	(19,943)	(16,685)
Total deferred tax assets	$ 50	$ 50
Deferred tax liabilities:		
Other	$ 50	$ 50
Total deferred tax liabilities	$ 50	$ 50
Net deferred tax assets	$ —	$ —

The valuation allowance increased by $3.3 million during 2004 due to the uncertainty of realizing certain tax credit and loss carry-forwards, and other deferred tax assets. The Federal and State net operating loss carry-forwards of $30.8 million and $14.0 million expire at various dates through 2024 and 2014, respectively, if not previously utilized.

A reconciliation of the income tax provision on income from continuing operations at the federal statutory rate of 35% for 2004 and 34% for 2003 and 2002 to the income tax provision at the effective tax rate is as follows (in thousands):

	Years Ended December 31,		
	2004	2003	2002
Income taxes (benefit) computed at the federal statutory rate	$(1,472)	$(4,159)	$ 766
State taxes (net of federal benefit)	75	(434)	109
Research and other tax credits	—	(44)	(142)
Effect of tax rate changes, permanent differences and adjustments of prior deferrals	(1,751)	73	(181)
Valuation allowance	3,258	4,602	(7,144)
Total	$ 110	$ 38	$(6,592)

12. Other Accrued Liabilities

	December 31, 2004	December 31, 2003
	(In thousands)	
Accrued product warranties	$ 909	$ 534
Deferred income	865	54
Accrued rent expense	377	1,290
Other	792	765
Total other accrued liabilities	$2,943	$2,643

13. Quarterly Consolidated Results of Operations (Unaudited)

	Three Months Ended			
	March 27, 2004	June 26, 2004	Sept. 25, 2004	Dec. 31, 2004
	(In thousands, except per share data)			
	As restated	As restated	As restated	As restated
Net sales	$ 6,435	$17,764	$35,029	$10,387
Gross profit	1,619	5,680	6,410	2,147
Net income (loss)	(3,360)	677	1,371	(3,032)
Basic earnings per share	$ (0.18)	$ 0.03	$ 0.07	$ (0.15)
Diluted earnings per share	(0.18)	0.03	0.07	(0.15)

	Three Months Ended			
	March 29, 2003	June 28, 2003	Sept. 27, 2003	Dec. 31, 2003
	(In thousands, except per share data)			
Net sales	$12,015	$ 4,587	$ 7,616	$12,076
Gross profit	1,160	1,119	2,880	4,671
Net income (loss) (1)	(4,006)	(4,797)	(2,899)	(601)
Basic earnings per share	$ (0.33)	$ (0.39)	$ (0.24)	$ (0.04)
Diluted earnings per share	(0.33)	(0.39)	(0.24)	(0.04)

(1) Net income (loss) for the three months ended December 31, 2003 includes a gain of $287,000 from the sale of the Rapid Thermal Processing product line.

The amounts shown for net income (loss) differ from the amounts reported in the reports on Form 10-Q for the three months ended March 27, 2004, June 26, 2004 and September 25, 2004 by ($43,000), ($115,000) and $28,000, respectively. The difference is due to the restatement discussed in footnote 14. The impact on basic and diluted earnings per share reported is ($0.01) for the three months ended June 26, 2004 and $0.01 for the three months ended December 31, 2004. There is not an impact on basic or diluted earnings per share for the three months ended March 27, 2004 or September 25, 2004.

14. Restatement

During the review of our internal controls, we identified several Imaging Technology Development contracts where revenue had not been recognized according to contract terms during 2004. Accordingly, we adjusted our interim financial results for 2004 to correct the misstatements. We also included in this restatement two timing inaccuracies in reported cost of sales and a revision to the amount of other comprehensive income reported. These inaccuracies alone were not material to our financial statements. The largest change to our reported net income in any one quarter was $122,000. The change in our reported basic and diluted earnings per share was a one cent reduction for the three months ended June 26, 2004 and a one cent increase for the three months ended December 31, 2004.

The restatement adjustments had the following effects on our Consolidated Statement of Operations (in thousands, except for per share amounts:

	Three Months Ended				Six Months Ended	Nine Months Ended
	March 27, 2004	June 26, 2004	Sept. 25, 2004	Dec. 31, 2004	June 26, 2004	Sept. 25, 2004
Net revenues						
As reported	$ 6,499	$17,980	$34,871	$10,265	$24,479	$59,350
Restated	6,435	17,764	35,029	10,387	24,199	59,228
Increase (decrease)	(64)	(216)	158	122	(280)	(122)
Cost of net revenues						
As reported	4,834	12,189	28,496	8,240	17,023	45,519
Restated	4,816	12,084	28,619	8,240	16,900	45,519
Increase (decrease)	(18)	(105)	123	—	(123)	—
Other income and expense, net						
As reported	246	307	271	254	553	824
Restated	249	303	264	254	552	816
Increase (decrease)	3	(4)	(7)	—	(1)	(8)
Net income (loss)						
As reported	(3,317)	792	1,343	(3,154)	(2,525)	(1,182)
Restated	(3,360)	677	1,371	(3,032)	(2,683)	(1,312)
Increase (decrease)	(43)	(115)	28	122	(158)	(130)
Net income (loss) per share — basic						
As reported	(0.18)	0.04	0.07	(0.16)	(0.13)	(0.06)
Restated	(0.18)	0.03	0.07	(0.15)	(0.14)	(0.07)
Increase (decrease)	—	(0.01)	—	0.01	(0.01)	(0.01)
Net income (loss) per share — diluted						
As reported	(0.18)	0.04	0.07	(0.16)	(0.13)	(0.06)
Restated	(0.18)	0.03	0.07	(0.15)	(0.14)	(0.07)
Increase (decrease)	—	(0.01)	—	0.01	(0.01)	(0.01)

Item 9. ***Changes In and Disagreements With Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Management's Report on Assessment of Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements or fraud. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs. As a result of these inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. As a result of these limitations, misstatements due to error or fraud may occur or not be detected. Accordingly, the Company's disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the disclosure controls and procedures are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the criteria in *Internal Control — Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In the course of this evaluation, we identified three control deficiencies that constitute material weaknesses. As a result of these three material weaknesses in our system of internal controls we concluded that we did not maintain effective internal controls over our financial reporting during 2004.

A material weakness is a control deficiency (within the meaning of PCAOB Auditing Standard No. 2), or combination of control deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of December 31, 2004, we concluded that we did not maintain effective controls over (1) aspects of the Imaging Business, (2) approval of inventory cycle count adjustments, and (3) documentation related to our quarterly review and approval of excess and obsolete inventory reserves. Our evaluation is as follows:

Imaging Business - We determined during the course of our year-end audit that projected, rather than approved, billing rates were used to calculate revenue for cost-plus-fixed-fee technology development contracts. In addition, journal entries for revenue recognition and the related documentation were not subjected to adequate review and approval.

We also determined during the course of our year-end audit that firm fixed-price technology development contracts were not being accounted for in accordance with U.S. GAAP for firm fixed-price contracts. This would have resulted in an overstatement of revenue and operating profit had it not been discovered prior to the public release of our 2004 earnings. During the first quarter of 2005, we retrained our accounting staff in proper application of revenue recognition policies and implemented policies regarding analyzing contracts for proper revenue recognition accounting.

We determined during the course of our year-end audit that a receivable greater than one year old had not been reserved as a bad debt. During the fourth quarter of 2004, we implemented a bad debt policy that required receivables aged more than one year to be fully reserved. Our review did not include unbilled receivables and we did not establish the appropriate bad debt reserve. This would have resulted in an understatement of bad debt expense and an overstatement of operating profit had it not been discovered prior to the public release of our earnings. We have changed our process for evaluating accounts receivable to ensure that all balances are reviewed for collectibility on a regular basis.

Approval of Inventory Cycle Count Adjustments — We routinely cycle count our stockroom inventories and make corrections to our inventory balances as a result of those cycle counts. We determined late in 2004 that the cycle count adjustments were being made, but without written approval by management as required by our internal control policies. Management authorization of cycle count adjustments is necessary to reduce the potential of an employee using a cycle count adjustment to conceal a theft of inventory. The requirement for the appropriate management approval of all cycle count adjustments was re-emphasized in December of 2004.

Documentation of Excess and Obsolete Inventory Reserve Calculation Review and Approval — We determine, on a quarterly basis, the level of reserves required related to excess and obsolete inventory. Excess and obsolete inventory reserves are an estimate which requires significant judgment on the part of management. Our Chief Financial Officer reviews and approves these estimates on a quarterly basis. Given the significant nature of the estimate, we determined during the course of our internal controls evaluations that improved documentation of those reviews was needed. We will document the quarterly management reviews of excess and obsolete calculations beginning with the reviews performed in the first quarter of 2005.

Management's assessment of the effectiveness of the internal control over financial reporting as of December 31, 2004 has been audited by Grant Thornton LLP, the Company's independent registered public accounting firm, as stated in their report which is included at page 61 herein.

/s/ Kevin Fairbairn

/s/ Charles B. Eddy III

Changes in Internal Controls

During 2004, we made numerous changes to our internal controls and procedures as part of our ongoing evaluation, monitoring and development of our internal controls. However, with the exception of the changes noted in our Management's Report on Assessment of Internal Control over Financial Reporting, none of the changes in the Company's internal control over financial reporting identified in connection with the evaluation of such internal control during the Company's last fiscal quarter materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Evaluation of disclosure controls and procedures

Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 as amended. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2004 as a result of the three material weaknesses identified above.

Report of Independent Registered Public Accounting Firm
On Internal Control Over Financial Reporting

Board of Directors and Shareholders
Intevac, Inc.

We have audited management's assessment, included in the accompanying Intevac, Inc. Management's Report on Internal Control Over Financial Reporting, that Intevac, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the material weaknesses identified in management's assessment, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Intevac, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment:

- The lack of appropriate internal controls over the Imaging Business,
- The approval of inventory cycle count adjustments, and
- The documentation related to the company's quarterly review and approval of excess and obsolete inventory reserves.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 consolidated financial statements, and this report does not affect our report dated March 22, 2005, on those consolidated financial statements.

In our opinion, management's assessment that Intevac, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Intevac, Inc. has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Intevac, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 and our report dated March 22, 2005 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

San Jose, California
March 22, 2005

Item 9B. *Other Information*

As discussed in footnote 14, our quarterly information for 2004 has been restated.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

The information required by this item relating to the Company's directors and nominees, disclosure relating to compliance with Section 16(a) of the Securities Exchange Act of 1934, and information regarding our code of ethics is included under the captions "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance, "and "Code of Ethics" in the Company's Proxy Statement for the 2005 Annual Meeting of Shareholders and is incorporated herein by reference. The information required by this item relating to the Company's executive officers and key employees is included under the caption "Executive Officers and Directors" under Item 4 in Part I of this Annual Report on Form 10-K.

Item 11. *Executive Compensation*

The information required by this item is included under the caption "Executive Compensation and Related Information" in the Company's Proxy Statement for the 2005 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Securities authorized for issuance under equity compensation plans. The following table summarizes the number of outstanding options granted to employees and directors, as well as the number of securities remaining available for future issuance, under our equity compensation plans at December 31, 2004.

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1)
Equity compensation plans approved by security holders(2)	1,712,955	$6.04	1,121,290
Equity compensation plans not approved by security holders . . .	—	$ —	—
Total	1,712,955	$6.04	1,121,290

(1) Excludes securities reflected in column (a).

(2) Included in the column (c) amount are 276,013 shares available for future issuance under Intevac's 2003 Employee Stock Purchase Plan.

The other information required by this item is included under the caption "Ownership of Securities" in the Company's Proxy Statement for the 2005 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions*

The information required by this item is included under the caption "Certain Transactions" in the Company's Proxy Statement for the 2005 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is included under the caption "Fees Paid To Accountants For Services Rendered During 2004" in the Company's Proxy Statement for the 2005 Annual Meeting of Shareholders and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) List of Documents filed as part of this Annual Report on Form 10-K.

1. The following consolidated financial statements of Intevac, Inc. are filed in Part II, Item 8 of this Report on Form 10-K:

Report of Grant Thornton LLP, Independent Registered Public Accounting Firm

Consolidated Balance Sheets — December 31, 2004 and 2003

Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2004, 2003 and 2002

Consolidated Statement of Shareholders' Equity for the years ended December 31, 2004, 2003 and 2002

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002

Notes to Consolidated Financial Statements — Years Ended December 31, 2004, 2003 and 2002

2. Financial Statement Schedules.

The following financial statement schedule of Intevac, Inc. is filed in Part IV, Item 14(a) of this Annual Report on Form 10-K:

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted since the required information is not present in amounts sufficient to require submission of the schedule or because the information required is included in the consolidated financial statements or notes thereto.

3. Exhibits

Exhibit Number	Description
***2.1	Asset Purchase Agreement between Intevac, Inc. and Photon Dynamics, Inc. dated as of October 22, 2002
*3.1	Amended and Restated Articles of Incorporation of the Registrant
*3.2	Bylaws of the Registrant
*****4.4	Registration Rights Agreement, dated January 16, 2004, between the Company, Redemco, LLC and Foster City LLC
*10.1+	The Registrant's 1991 Stock Option/Stock Issuance Plan
*10.2+	The Registrant's 1995 Stock Option/Stock Issuance Plan, as amended
*10.3+	The Registrant's Employee Stock Purchase Plan, as amended
******10.4+	The Registrant's 2004 Equity Incentive Plan
**10.5	Lease, dated February 5, 2001 regarding the space located at 3560, 3570 and 3580 Bassett Street, Santa Clara, California
10.6	First Amendment to Lease, dated February 23, 2004 regarding the space at 3560, 3570 and 3580 Bassett Street, Santa Clara, California
*10.7	601 California Avenue LLC Limited Liability Operating Agreement, dated July 28, 1995
*10.8+	The Registrant's 401(k) Profit Sharing Plan

Exhibit Number	Description
****10.9+	The Registrant's 2005 Executive Incentive Plan
21.1	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (see page 66)
31.1	Certification of President and Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Vice-President, Finance and Administration, Chief Financial Officer, Treasurer and Secretary Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certifications Pursuant to U.S.C. 1350, adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Previously filed as an exhibit to the Registration Statement on Form S-1 (No. 33-97806)

** Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2000

*** Previously filed as an exhibit to the Company's Report on Form 8-K filed November 14, 2002

**** Previously filed as an exhibit to the Company's Report on Form 8-K filed February 7, 2005

***** Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2003

****** Previously filed as an Exhibit to the Company's Proxy Statement filed on March 31, 2004

+ Management compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(c) of Form 10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 31, 2005.

INTEVAC, INC.

By: /s/ CHARLES B. EDDY III

Charles B. Eddy, III
Vice President, Finance and Administration,
Chief Financial Officer, Treasurer and Secretary
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin Fairbairn and Charles B. Eddy III, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ KEVIN FAIRBAIRN (Kevin Fairbairn)	President, Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2005
/s/ NORMAN H. POND (Norman H. Pond)	Chairman of the Board	March 31, 2005
/s/ CHARLES B. EDDY III (Charles B. Eddy III)	Vice President, Finance and Administration, Chief Financial Officer Treasurer and Secretary (Principal Financial and Accounting Officer)	March 31, 2005
/s/ DAVID DURY (David Dury)	Director	March 31, 2005
/s/ STANLEY J. HILL (Stanley J. Hill)	Director	March 31, 2005

Signature	Title	Date
/s/ DAVID N. LAMBETH (David N. Lambeth)	Director	March 31, 2005
/s/ ROBERT LEMOS (Robert Lemos)	Director	March 31, 2005
/s/ ARTHUR L. MONEY (Arthur L. Money)	Director	March 31, 2005

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

INTEVAC, INC.

Description	Balance at Beginning of Period	Additions (Reductions) Charged (Credited) to Costs and Expenses	Additions (Reductions) Charged (Credited) to Other Accounts	Deductions-Describe	Balance at End of Period
			(In thousands)		
Year ended December 31, 2002:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 225	$ 73	$ —	$ 29(1)	$ 269
Inventory provisions	12,661	1,316	(229)	4,189(2)	9,559
Year ended December 31, 2003:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 269	$ (143)	$ 6	$ 110(1)	$ 22
Inventory provisions	9,559	743	588	698(2)	10,192
Year ended December 31, 2004:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 22	$ 218	$ (23)	$ —	$ 217
Inventory provisions	10,192	1,375	(121)	1,583(2)	9,863

(1) Write-offs of amounts deemed uncollectible.

(2) Write-off of inventory having no future use or value to the Company

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

3560 BASSETT STREET
SANTA CLARA, CA 95054-2704
(408) 986-9888

INVESTOR INFORMATION

THE COMPANY'S ANNUAL REPORT, ITS 10-K AND 10-Q REPORTS TO THE SEC, AND OTHER INFORMATION ABOUT INTEVAC, INC. ARE AVAILABLE AT WWW.INTEVAC.COM AND BY PHONE AT (408) 987-2500 OR BY E-MAIL TO STHOMPSON@INTEVAC.COM.

INVESTOR RELATIONS CONTACT

CHARLES B. EDDY
(408) 986-9888

EUGENE HELLER, SILVERMAN HELLER ASSOCIATES
(310) 208-2550

REGISTRAR AND TRANSFER AGENT

EQUISERVE TRUST COMPANY, N.A.
P.O. BOX 43023
PROVIDENCE, RI 02940-3023
816-843-4299
WWW.EQUISERVE.COM

INDEPENDENT AUDITORS

GRANT THORNTON LLP
150 ALMADEN BLVD.
SUITE 600
SAN JOSE, CA 95113

GENERAL COUNSEL

WILSON SONSINI GOODRICH & ROSATI
650 PAGE MILL ROAD
PALO ALTO, CA 94304-1050

COMMON STOCK

THE COMPANY'S COMMON STOCK TRADES ON THE NASDAQ NATIONAL MARKET® TIER OF THE NASDAQ STOCK MARKET® UNDER THE SYMBOL IVAC.

STOCK PRICE HISTORY

CLOSING PRICES FOR THE QUARTER ENDED:

	3/26/04	6/25/04	9/24/04	12/31/04
HIGH	$18.31	$11.97	$9.78	$8.00
LOW	$9.48	$8.15	$3.84	$4.80

OFFICERS

W. AEBI (1991)
PRESIDENT, PHOTONICS TECHNOLOGY DIVISION

BIRT (2004)
VICE PRESIDENT, CUSTOMER SUPPORT, EQUIPMENT

BLUCK (2004)
VICE PRESIDENT, TECHNOLOGY, EQUIPMENT

CHARLES B. EDDY (1991)
VICE PRESIDENT, FINANCE AND ADMINISTRATION, CHIEF FINANCIAL OFFICER, TREASURER AND SECRETARY

KEVIN P. FAIRBAIRN (2002)
CHIEF EXECUTIVE OFFICER AND PRESIDENT

TIMOTHY E. JUSTYN (1991)
VICE PRESIDENT, MANUFACTURING, EQUIPMENT

RALPH KERNS (2003)
VICE PRESIDENT, BUSINESS DEVELOPMENT, EQUIPMENT

CHRISTOPHER T. LANE (2002)
VICE PRESIDENT, GENERAL MANAGER, COMMERCIAL IMAGING

LUKE MARUSIAK (2004)
CHIEF OPERATING OFFICER

ROBERT WEISS (1991)
VICE PRESIDENT, CHIEF TECHNOLOGY OFFICER, EQUIPMENT

( ) INDICATES YEAR JOINED INTEVAC

BOARD OF DIRECTORS

DAVID S. DURY (2002)1,3,4
FOUNDER MENTOR CAPITAL GROUP LLC

KEVIN P. FAIRBAIRN (2002)
CHIEF EXECUTIVE OFFICER AND PRESIDENT

STANLEY J. HILL (2004)3
RETIRED CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF KAISER AEROSPACE & ELECTRONICS CORPORATION

DAVID N. LAMBETH (1996)2
PROFESSOR OF ELECTRICAL AND COMPUTER ENGINEERING, AND PROFESSOR OF MATERIALS SCIENCE AND ENGINEERING AT CARNEGIE MELLON UNIVERSITY

ROBERT LEMOS (2002)1,2
RETIRED
FORMER CHIEF FINANCIAL OFFICER, VARIAN ASSOCIATES

ARTHUR L. MONEY (2003)1
FORMER ASSISTANT SECRETARY OF DEFENSE (ASD/C3I) FOR COMMAND, CONTROL, COMMUNICATIONS AND INTELLIGENCE

NORMAN H. POND (1990)
CHAIRMAN

1 MEMBER OF THE AUDIT COMMITTEE
2 MEMBER OF THE COMPENSATION COMMITTEE
3 MEMBER OF THE NOMINATING AND GOVERNANCE COMMITTEE
4 LEAD INDEPENDENT DIRECTOR
( ) INDICATES YEAR JOINED BOARD OF DIRECTORS

Intevac, Inc.
3560 Bassett Street
Santa Clara, CA 95054
Telephone: 408/986-9888
www.intevac.com

Intevac Asia Pte., Ltd.
25 Tagore Lane
#03-07
Singapore 787602
Telephone: 65-6454-5330
Fax: 65-6454-5373

IV-AR-05